1 | WESTPORT FUEL SYSTEMS INC. 2025 MANAGEMENT INFORMATION CIRCULAR Table of Contents Notice of Annual General and Special Meeting 2 Section 1: Voting 4 Solicitation of Proxies 4 Communication Process for Proxy-Related Materials 5 Voting of Common Shares 5 Currency and Nomenclature in this Management Information Circular 7 Matters to be Acted Upon 7 Interest of Certain Persons or Matters to be Acted Upon 13 Section 2: Board of Directors 13 Nominees for Election to the Board 13 Mandate and Charter of the Board 19 Structure and Composition of the Board and Election of Directors 20 Position Descriptions 24 Meetings of the Board 25 Director Compensation 26 Additional Disclosure Relating to the Directors 26 Section 3: Corporate Governance 27 Statement of Corporate Governance Practices 27 Code of Conduct and Ethics 29 Strategy Oversight and Enterprise Risk Management 30 Board of Directors Committees 33 Section 4: Compensation of Executive Officers 36 Executive Summary 37 Compensation Governance 38 Executive Compensation and Shareholder Interest 39 Compensation Discussion and Analysis 40 Elements of Our Executive Compensation Program 42 2023 Executive Compensation 44 Share Performance Graph 46 Executive Compensation Figures and Tables 46 Omnibus Incentive Plan 48 Employment Agreements: Termination and Change in Control 49 Section 5: Additional Information 51 Additional Information Section 6: Schedules and Attachments 52 Schedule "A" Board of Directors' Charter 52 Schedule “B” Dissent Rights 69 Schedule “C” Segment Financial Information 71 Schedule “D” Fairness Opinion 74

Section 1: Voting | Matters to be Acted Upon WESTPORT FUEL SYSTEMS INC. 2025 MANAGEMENT INFORMATION CIRCULAR | 2 Letter to Shareholders Fellow Shareholders, We are pleased to report significant progress in our company’s evolution, driven by a clear strategic vision and sharpened focus on our execution throughout our organization’s footprint. The addition of Dan Sceli as Westport Chief Executive Officer has brought a sense of discipline and outstanding leadership to the Company. Under his guidance Westport has executed with purpose, navigating complex challenges as our organization continues to transform. The results of this focused effort are reflected in our strengthened operating results and improved competitive position, enabling Westport to seize new opportunities. We remain focused on providing solutions to decarbonize the difficult-to-abate mobility and industrial applications where we see the largest opportunity to create value for our stakeholders. In executing with this focus, Westport’s management team has prioritized critical initiatives to transform the organization to realize our vision. In June 2024, we advanced cleaner commercial transport by beginning our joint venture with Volvo Group, Cespira. More recently, we announced the proposed disposition of our light-duty business, enabling us to focus Westport on our competitive strengths, addressing the diverse market needs for effective decarbonization solutions by utilizing alternative fuels across demanding commercial transport applications. On behalf of our Board, we extend our thanks to our dedicated employees, whose hard work, commitment, and leadership are creating the foundation for the future success of the clean energy solutions we have commercialized. There is more to come from this driven and talented group. We also appreciate the communities where we operate and our valued customers for their continued support. Together, we are not only delivering results today but also strengthening our position for the future. Board of Directors As we continue our efforts to align costs with the size of the organization, Westport is proactively reducing the size of our board and moving forward with six Directors standing for re-election. Philip Hodge will not be standing for re-election in 2025 as he prioritizes his other responsibilities and commitments. On behalf of the Board of Directors, I want to thank Philip for sharing his extensive knowledge of the energy industry and public markets among other contributions during his tenure with Westport. Brenda Eprile resigned from our Board in early 2025. I would like to thank Brenda for having devoted 11 years to our board where she served as Board Chair through our 2016 merger and subsequent Chair of our Audit and HRCC committees. Driving cleaner performance, supporting the achievement of our strategic plan, and increasing shareholder value requires a Board of Directors comprised of experienced, independent-minded people. Our diverse Board encompasses deep areas of expertise, including engineering and manufacturing in the global transportation sector, energy industry, c-suite leadership, legal, finance/accounting, governance, and risk management. Please read in detail about our director nominees and the Board of Directors Skills Matrix within this Circular. Corporate Governance Our primary objective at Westport is to create products that provide emission reduction, accelerating the energy transition, while minimizing our environmental footprint. With our transformation initiated in 2024, we reviewed our board size and composition, and initiated both Board and Executive compensation reviews to align our practices to our strategy and business model. Our initial adjustments are disclosed within this Circular. We also maintained strong oversight of the transformation initiatives, including the formation of our joint venture, Cespira, and the more recently announced proposed disposition of our Light-Duty Business. Executive Compensation At the Meeting, we will conduct our sixth annual "say-on-pay" advisory vote on executive compensation. Our most recent "say-on-pay" vote, held at the 2024 Annual General Meeting of Shareholders resulted in 78.37% of voted shares in favor of the resolution accepting our approach to executive compensation. In keeping with governance trends in North America and in the interest of soliciting your feedback, we continue to offer an annual "say-on-pay" advisory vote and encourage you to vote this year. Divestiture of Light-Duty Business On March 31, 2025, we announced our intention to divest of our light-duty business, which includes the light-duty OEM, delayed OEM, and independent aftermarket businesses. Westport’s Board of Directors and management team are confident the proposed disposition will enhance long-term value for Westport shareholders by creating a company focused on providing solutions to decarbonize difficult-to-abate mobility applications. Following this divestiture, Westport will be structured to execute a distinct value proposition that we will pursue to achieve greater success. This includes tailored strategies targeted at driving and leveraging fuel agnostic technologies we have today to create mature, affordable zero emissions hydrogen solutions tomorrow. As discussed in this Circular, the Board has unanimously approved the Transaction as in the best interests of the Company and recommends that Shareholders vote FOR the Transaction Resolution. More in-depth information on this transaction can under “Matters to be Acted Upon” in this Management Information Circular.

3 | WESTPORT FUEL SYSTEMS INC. 2025 MANAGEMENT INFORMATION CIRCULAR Annual General Meeting We invite you to attend our Annual General and Special Meeting to be held on Thursday, May 15, 2025, at 10:00 am PST via webcast. During the meeting, shareholders will have the opportunity to receive an updated presentation on our financial results, vote on specific items of business and ask questions. We encourage you to read this Management Information Circular and vote your shares in advance, at the meeting, online, by phone, or by completing and mailing your proxy or voting instruction form by mail or fax. Details on accessing the meeting can be found in "Section 1: Voting" within this document. We appreciate your continued support of Westport, and we look forward to you joining us virtually at the 2025 Annual General and Special Meeting. Sincerely, Daniel M. Hancock Chair of the Board of Directors

Section 1: Voting | Matters to be Acted Upon WESTPORT FUEL SYSTEMS INC. 2025 MANAGEMENT INFORMATION CIRCULAR | 4 Notice of Annual General and Special Meeting of Shareholders To be held on May 15, 2025 at 10:00 a.m. (Pacific Time) Items of Business Board's Voting Recommendation 1 Election of directors FOR ALL By Internet Visit 24/7 investorvote.com 2 Ratification of KPMG LLC as our independent registered public accounting firm for 2025 FOR By Phone Call toll free 24/7 at 1-866-732-8683 3 Advisory vote to approve our named executive officer compensation FOR By Mailing Your Proxy Card Cast your vote, sign your proxy card, and mail free of postage 4 To consider and, if thought advisable, to pass a special resolution, approving the sale of Westport Fuel Systems Italia S.r.l in accordance with the terms of the sale and purchase agreement dated as of March 30, 2025, among the Corporation, Westport Fuel Systems Italy S.r.l. and a wholly- owned investment vehicle of Heliaca Investments Coöperatief U.A., a Netherlands based investment firm supported by Ramphastos Investment Management B.V. a prominent Dutch venture capital and private equity firm. FOR Participate in the Annual Meeting* You will need the 16-digit control number, which can be found on your Notice, on your proxy card. Meeting Date: May 15, 2025 at 10:00 a.m. (PST) Record Date: March 27, 2025 The Annual General and Special Meeting (the "Meeting") of the holders (the "Shareholders") of common shares ("Common Shares") of Westport Fuel Systems Inc. ("Westport Fuel Systems," "Westport" or the "Corporation") will be held virtually on Thursday, May 15, 2025, at 10:00 a.m. (Pacific Time). The Meeting will be conducted in a virtual-only format via live webcast. Registered Shareholders (as defined in the Management Information Circular (the "Circular") under the heading "Voting at the Meeting") and duly appointed proxyholders can attend the Meeting online at https://meetnow.global/MD2JR55 where they can participate, vote, or submit questions during the Meeting’s live webcast. For those who wish to vote during the Meeting, pre-registration is required 48 hours prior to the Meeting. Details on how to register are available in "Section 1: Voting" of this Circular.

5 | WESTPORT FUEL SYSTEMS INC. 2025 MANAGEMENT INFORMATION CIRCULAR Who Can Vote Persons registered as holders of Common Shares on the records of Westport Fuel Systems as of the close of business on March 27, 2025, are entitled to receive notice of the Meeting. • Individuals, corporations, or other persons directly registered as Shareholders on the share register maintained by Computershare Trust Company of Canada ("Computershare") on March 27, 2025 ("Registered Shareholders") may virtually attend the Meeting and vote. Shareholders owning Common Shares through a brokerage firm or in any other manner who are not directly registered with Computershare on March 27, 2025 ("Beneficial Shareholders") and who wish to attend the Meeting and vote should strike out the current names on the form of proxy (the "Proxy"). You may then enter your own name(s) in the blank space on the Proxy provided by your broker (or the broker’s agent) and return that Proxy to your broker (or the broker’s agent) in accordance with the Proxy instructions well in advance of the Meeting. • Registered and Beneficial Shareholders who do not wish to attend the virtual Meeting or to vote their Common Shares may be represented by Proxy. A person appointed as proxyholder does not need to be a Shareholder of Westport Fuel Systems. Shareholders who are unable to attend the virtual Meeting are requested to date, sign and return the accompanying Proxy, or other appropriate form of Proxy, in accordance with the instructions set forth in the Circular. • For Registered Shareholders, the Proxy, or other appropriate form of Proxy, will not be valid unless it is deposited in person or by fax at the offices of Computershare Trust Company of Canada, Proxy Department, 100 University Avenue, 8th Floor, Toronto, Ontario M5J 2Y1, fax numbers: 1-866-249-7775 (toll free North America), or 1-416-263-9524 (international), online at www.investorvote.com or by submitting your vote by phone at 1-866-732-8683 not less than 48 hours (excluding Saturdays, Sundays, and holidays) before the Meeting, or any adjournment of the Meeting. Registered Shareholders may also vote by telephone or over the Internet as described in the Proxy. • For Beneficial Shareholders, the Proxy provided by your broker (or the broker’s agent) can be mailed to Broadridge Financial Solutions, Inc. ("Broadridge") at the address on the Proxy or, alternatively, a Beneficial Shareholder can call Broadridge’s toll- free number to vote (1-800-474-7493) or access the Broadridge dedicated voting website at www.proxyvote.com. Dated at Vancouver, BC as of the 31st day of March 2025, By order of the Board of Directors, William Larkin Chief Financial Officer Certain statements and information contained in this Circular and in certain documents incorporated by reference in this Circular, constitute "forward-looking statements" within the meaning of applicable securities laws that reflect the expectations of the Corporation regarding future growth, results of operations, performance, business prospects and opportunities of the Corporation. All information and statements contained herein that are not clearly historical in nature constitute forward-looking statements. When used in this document, the words "may,” "would,” "could,” "will,” "intend,” "plan,” "anticipate,” "believe,” "estimate,” "expect,” "project" and similar expressions, as they relate to us or our management, are intended to identify forward-looking statements. In particular, the forward-looking statements in this document include, among other things: our business, strategy and plans; our expectations with respect to the Transaction, the use of proceeds from the Transaction as well as our outlook on the Light-Duty business; matters with respect to the Meeting, including the timing and procedures thereof; our plans, objectives and strategy with respect to compensation for directors and officers; our objectives, policies and expectations with respect to diversity; matters related to our corporate governance policies and practices, including director independence, orientation and continuing education, and the nomination of directors. Such forward-looking statements reflect our current beliefs and are based on information currently available to us, including key expectations and assumptions concerning: anticipated financial performance; future debt levels; business prospects and strategies; the performance of our joint ventures, including our relationship with our joint venture partners; product and input pricing; regulatory developments; tax laws; currency exchange rates, inflation rates and interest rates; international trade; trade restrictions, including the imposition of any tariffs, or other changes to international trade agreements; cost of materials, labour and services; competition; the ability of the Corporation to market its products and services, and the general stability of the economy, among others. Forward-looking statements are subject to certain risks and uncertainties such as general economic and regulatory changes, successfully achieving our business plan, sociopolitical conditions in certain markets, actions taken by governmental authorities, including increases in taxes, changes in government regulations, risks inherent in marketing operations; the cost and availability of sufficient financial resources to fund the Corporation's capital expenditures; failure of the Corporation to realize the benefits of its operational excellence initiatives; volatility in the stock markets including the market price of our securities and in market valuations; competition for, among other things, customers, supplies, capital and skilled personnel; changes in labour costs and the labour market, and cybersecurity risks. For a detailed discussion of these and other risk factors that could affect the Corporation's future performance, please refer to the Corporation's most recent Annual Information Form filed on SEDAR+ at www.sedarplus.ca. While the Corporation has a reasonable basis for such forward-looking statements, readers are cautioned that actual results may vary materially from the forward-looking statements in this Circular. You should not place undue reliance on forward-looking statements, which speak only as of the date of this Circular. We undertake no obligation to update the forward-looking statements set forth in this Circular, whether because of new information, future events, or otherwise, unless required by applicable securities law.

Section 1: Voting WESTPORT FUEL SYSTEMS INC. 2025 MANAGEMENT INFORMATION CIRCULAR | 6 Section 1: Voting Solicitation of Proxies Solicitation of proxies will be primarily by mail but may also be by online voting, telephone, facsimile or oral communication by the directors, officers, or regular employees, at no additional compensation to them. The cost of proxy solicitation will be an expense of Westport Fuel Systems Inc. ("Westport Fuel Systems", “Westport” or the "Corporation"). Accessing the Virtual Annual General and Special Meeting The Annual General and Special Meeting (the "Meeting") of the holders (the "Shareholders") of common shares ("Common Shares") of Westport will be held virtually on Thursday, May 15, 2025, at 10:00 a.m. (Pacific Time) for the purposes set forth in the accompanying notice of meeting (the "Notice"). Registered Shareholders (as defined in this Management Information Circular (the “Circular”) under the heading “Voting at the Meeting”) and duly appointed proxyholders may attend the virtual Meeting, ask questions and, where votes were not previously submitted, vote by phone, all in real time provided you register as a voter 48 hours ahead of the Meeting Non-registered Shareholders (Shareholders who hold Common Shares through a broker, investment dealer, bank, trust company, custodian, nominee or other intermediary) who have not appointed themselves as proxyholder will be able to attend the Meeting as a guest but will not be able to vote. ATTENDEE MEETING ACCESS INFORMATION Registered Shareholders and Appointed Proxyholders • Registered Shareholders and duly appointed proxyholders can participate in the Meeting by clicking "Shareholder" and entering a Control Number or an Invitation Code before the start of the Meeting. • Registered Shareholders - The 15-digit control number is located on the form of proxy or in the email notification you received. • Duly appointed proxyholders – Computershare will provide the proxyholder with an Invite Code after the voting deadline has passed. All Other Attendees (Guest Access) • Voting at the Meeting will only be available for Registered Shareholders and duly appointed proxyholders. Non-Registered Shareholders who have not appointed themselves may attend the meeting by clicking "Guest" and completing the online form. To streamline the virtual meeting process, we encourage you to vote in advance of the Meeting using the voting instruction form or the form of proxy (the "Proxy") emailed or mailed to you with the Meeting materials. Please review "Section 1: Voting of Common Shares” below for information on how to properly vote your Common Shares. Participating at the Meeting The Meeting will be hosted online by way of a live webcast. Shareholders will not be able to attend the Meeting in person. A summary of the information Shareholders will need to attend the virtual Meeting is provided below. The Meeting will begin at 10:00 am PST on May 15, 2025. • Registered Shareholders that have a 15-digit control number, along with duly appointed proxyholders who were assigned an Invitation Code by Computershare Trust Company of Canada (“Computershare”) (see details under the heading “Appointment of Proxies”), will be able to vote and submit questions during the Meeting. To do so, please go to https://meetnow.global/MD2JR55 prior to the start of the Meeting to login. Click on “Shareholder” and enter your 15-digit control number or click on “Invitation” and enter your Invite Code. Non-Registered Shareholders (as defined in this Circular under the heading “Non-Registered Shareholders” who have not appointed themselves to vote at the Meeting, may login as a guest, by clicking on “Guest” and completing the online form.

Section 1: Voting | Solicitation of Proxies 7 | WESTPORT FUEL SYSTEMS INC. 2025 MANAGEMENT INFORMATION CIRCULAR • United States Beneficial holders: To attend and vote at the virtual Meeting, you must first obtain a valid legal proxy from your broker, bank or other agent and then register in advance to attend the Meeting. Follow the instructions from your broker or bank included with these proxy materials or contact your broker or bank to request a legal proxy form. After obtaining a valid legal proxy from your broker, bank or other agent, you must register to attend the Meeting, by submitting a copy of your legal proxy to Computershare. Requests for registration should be directed to: Computershare 100 University Avenue 8th Floor Toronto, Ontario M5J 2Y1 OR Email at uslegalproxy@computershare.com Requests for registration must be labeled as "Legal Proxy" and be received no later than May 13, 2025, by 10:00 am PST. You may attend the Meeting and vote your shares at https://meetnow.global/MD2JR55 during the meeting. Please note that you are required to register your appointment at http://www.computershare.com/WestportFuel 1. Non-Registered Shareholders who do not have a 15-digit control number or Invite Code will only be able to attend the Meeting as a guest, which allows them listen to the Meeting; however, Non-Registered Shareholders will not be able to vote or submit questions. Please see the information under the heading “Non-Registered Shareholders” for an explanation of why certain shareholders may not receive a form of Proxy. 2. If you are eligible to vote at the Meeting, it is important that you are connected to the internet at all times during the Meeting in order to vote when balloting commences. It is your responsibility to ensure connectivity for the duration of the Meeting. Voting at the Meeting A registered Shareholder of Common Shares (a “Registered Shareholder”), or a Non- Registered Shareholder who has appointed themselves or a third-party proxyholder to represent them at the Meeting, will appear on a list of Shareholders prepared by Computershare, the transfer agent and registrar for the Meeting. To have their Shares voted at the Meeting, each Registered Shareholder or proxyholder will be required to enter their control number or Invite Code provided by Computershare at https://meetnow.global/MD2JR55 prior to the start of the Meeting. In order to vote, Non-Registered Shareholders who appoint themselves as a proxyholder must register with Computershare at http://www.computershare.com/WestportFuel after submitting their voting instruction form in order to receive an Invite Code (please see the information under the headings “Appointment of Proxies” below for details). If a Shareholder who has submitted a Proxy attends the Meeting via the webcast and has accepted the terms and conditions when entering the meeting online, any votes cast by such shareholder on a ballot will be counted and the submitted proxy will be disregarded. Appointment of Proxyholders The persons named in the Proxy are Daniel Sceli, Chief Executive Officer (CEO) of Westport Fuel Systems and Larry Kyle, Vice President, Legal and Intellectual Property and Corporate Secretary, who will be secretary for purposes of the Meeting. A Shareholder has the right to appoint another person (who does not need to be a Shareholder) to represent them at the Meeting. • Shareholders who wish to appoint a third-party proxyholder to represent them at the virtual Meeting must submit their proxy or voting instruction form (if applicable) prior to registering your proxyholder. • Registering your proxyholder is an additional step once you have submitted your proxy or voting instruction form. Failure to register the proxyholder will result in the proxyholder not receiving an Invite code to participate in the Meeting. To register a proxyholder, shareholders must visit http://www.computershare.com/WestportFuel by (May 13, 2025/10:00 am PST) and provide Computershare with their proxyholder’s contact information, so that Computershare may provide the proxyholder with an Invite Code via email.

WESTPORT FUEL SYSTEMS INC. 2025 MANAGEMENT INFORMATION CIRCULAR | 8 • The Proxy or an alternative form of Proxy ("Alternative Form of Proxy") will not be valid unless it is deposited in person or by fax at the offices of Computershare Trust Company of Canada, Proxy Department, 100 University Avenue, 8th Floor, Toronto, Ontario M5J 2Y1 (fax numbers (1-866-249-7775 toll free North America), or 1-416-263-9524 (international)), online at www.investorvote.com or by submitting your vote by phone at 1-866-732-8683 not less than 48 hours (excluding Saturdays, Sundays, and holidays) before the time of the Meeting or any adjournment of the Meeting. The proxy must be deposited with Computershare by no later than 10:00 am PST on May 13, 2025, Without an Invite Code, proxyholders will not be able to vote at the Meeting. Revocation of Proxies A Proxy or Alternative Form of Proxy may be revoked by means of a written document signed by you (the Shareholder) or by your duly authorized attorney, or if the Shareholder is a corporation, by an authorized officer or officers or attorney of the corporation. The document revoking the Proxy or Alternative Form of Proxy must be deposited either: • at the registered office of Westport Fuel Systems (Suite 4500, 855 2nd Street S.W., Calgary, Alberta, T2P 4K7) at any time up to and including the last business day prior to the day of the Meeting, or any adjournment of the Meeting, at which the Proxy or Alternative Form of Proxy is to be used; or • with the Chairman of the Meeting on the day of, but prior to, the Meeting or any adjournment of the Meeting. In addition, a Proxy or Alternative Form of Proxy may be revoked: • by the Shareholder virtually attending the Meeting and voting the securities represented by the Proxy or an attorney authorized in writing by you (the Shareholder), or, if the Shareholder is a corporation, by an authorized officer or officers or attorney of the corporation attending the Meeting and voting the securities; or • in any other manner permitted by law. Exercise of Discretion by Proxyholders The persons named in the Proxy, Daniel Sceli and Larry Kyle, will vote or withhold from voting the Common Shares for which they are appointed, on any ballot that may be called for, and in accordance with the instructions of the Shareholder(s) appointing them. If a Shareholder specifies a choice to any matter to be acted upon at the Meeting, the person named in the Proxy will vote the Common Shares accordingly. In the absence of such direction, the proxyholder shall have the authority to vote the relevant Common Shares FOR: 1. The election of the directors, as set forth in this Circular. 2. The appointment of auditors, at such remuneration as may be determined by the Board of Directors 3. The advisory "say-on-pay" resolution, as set forth in this Circular. 4. The special resolution to approve, at the Board's discretion, the sale of Westport Fuel Systems Italia S.r.l. in accordance with the terms of the sale and purchase agreement dated as of March 30, 2025, among the Corporation, Westport Fuel Systems Italy S.r.l. and and a wholly-owned investment vehicle of Heliaca Investments Coöperatief U.A., a Netherlands based investment firm supported and by Ramphastos Investment Management B.V. a prominent Dutch venture capital and private equity firm. The Proxy also gives discretion to the persons named in the Proxy with respect to any amendments to, or variations of, the matters identified in the Notice and to any other matters that may properly be brought before the Meeting. As of the date of this Circular, we know of no such amendment, variation or other matter to come before the Meeting other than the matters referred to in the Notice. Signing the Proxy Person(s) acting as an attorney or in some other representative capacity (including a representative of a corporate Shareholder) should indicate their capacity (following their signature) and provide the appropriate documents confirming qualification and authority to act (unless these documents have previously been filed with us or Computershare).

Section 1: Voting | Solicitation of Proxies 9 | WESTPORT FUEL SYSTEMS INC. 2025 MANAGEMENT INFORMATION CIRCULAR Communication Process for Proxy-Related Materials The Business Corporations Act (Alberta) (“ABCA”) requires us to deliver a written copy of the annual financial statements to persons registered as Shareholders on the share register maintained by Computershare. Broadridge is the approved intermediary for mailing proxy-related materials to objecting beneficial shareholders ("Objecting Beneficial Owners" or "OBOs") and non-objecting beneficial shareholders ("Non-Objecting Beneficial Owners" or "NOBOs"). Computershare, as our transfer agent, is the approved intermediary for mailing proxy-related materials to Registered Shareholders. Proxy materials are to be sent using notice-and-access. Voting of Common Shares General As of March 27, 2025, there were 17,326,732 Common Shares issued and outstanding, each of which carries the right to one vote at the Meeting. Only Registered Shareholders as of the close of business on March 27, 2025 (the "Record Date") are entitled to receive notice of and to vote at the Meeting. Beneficial Shareholders are not entitled to receive notice of the Meeting or vote their Common Shares at the Meeting and should refer to the section entitled "Beneficial Holders of Common Shares" for details regarding how they may exercise their voting rights. Any person who acquires Common Shares after the Record Date may vote those Common Shares if, not later than ten days prior to the Meeting, that person makes a request to Computershare to have their name included as a Registered Shareholder on the list of Shareholders for the Meeting and establishes that he or she owns the Common Shares. Beneficial Holders of Common Shares The information below is important as most shareholders do not hold Common Shares in their own name, but rather by a broker or an agent of that broker. 1. If your Common Shares are held in a brokerage account, then in almost all cases those Common Shares will not be registered in your name on the share register maintained by Computershare. Those Common Shares will most likely be registered in the name of your broker or an agent of that broker. 2. In Canada, the vast majority of Common Shares are registered in the name of CDS & Co. (the registration name for CDS Clearing and Depository Services Inc., which acts as nominee for many Canadian brokerage firms). Common Shares held by brokers, or their agents or nominees can only be voted (for or against resolutions) on the instructions of the Beneficial Shareholder. Without specific instructions, brokers and their agents and nominees are prohibited from voting Common Shares for the broker's clients. 3. Beneficial Shareholders cannot be recognized at the Meeting for purposes of voting virtually or by way of proxy unless your brokers or agents are given specific instructions. If you are a Beneficial Shareholder and wish to vote virtually at the Meeting, please contact your broker or agent in advance of the Meeting to determine how you can vote at the Meeting. Applicable regulatory policies require brokers to seek voting instructions from Beneficial Shareholders in advance of shareholder meetings. Every brokerage has its own mailing procedures and provides its own return instructions to its clients, which should be carefully followed by Beneficial Shareholders if you wish to ensure your Common Shares are voted at the Meeting. In certain cases, the form of proxy supplied to you as a Beneficial Shareholder by your broker (or agent of the broker) is identical to the proxy provided to Registered Shareholders. However, its purpose is limited to instructing the Registered Shareholder (i.e., the broker or agent of the broker) how to vote on behalf of the Beneficial Shareholder. Many Canadian brokers now delegate responsibility for obtaining instructions from clients to Broadridge. Broadridge typically prepares a machine-readable voting instruction form, mails that form to Beneficial Shareholders and asks them to return the instruction forms to Broadridge. Alternatively, Beneficial Shareholders can either call Broadridge's toll-free telephone line, 1-800-474-7493, or access the Broadridge dedicated voting website at www.proxyvote.com to deliver voting instructions. Broadridge then tabulates the results of all instructions received and provides instructions respecting the voting of Common Shares to be represented at the Meeting. Beneficial Shareholders who receive a voting instruction form from Broadridge cannot use that form to vote Common Shares directly at the Meeting - voting instructions must be provided to Broadridge (in accordance with the instructions set forth on the voting instruction form provided by Broadridge) in advance of the Meeting to have the Common Shares voted.

Section 1: Voting | Voting of Common Shares WESTPORT FUEL SYSTEMS INC. 2025 MANAGEMENT INFORMATION CIRCULAR | 10 Although a Beneficial Shareholder may not be recognized directly at the Meeting for the purposes of voting Common Shares registered in the name of your broker (or agent of the broker), a Beneficial Shareholder may attend the Meeting as a proxyholder for the Registered Shareholder and vote the Common Shares in that capacity. Beneficial Shareholders who wish to attend the Meeting and indirectly vote their Common Shares as proxyholder for the Registered Shareholder should cross out the names currently on the provided form of proxy, enter their own name(s) in the blank space on the Proxy and return the Proxy to their broker (or the broker's agent) in accordance with the instructions provided by the broker (or broker's agent) in advance of the Meeting. Objecting Beneficial Owners (OBOs) and Non-Objecting Beneficial Owners (NOBOs) Beneficial Shareholders fall into two categories: 1) those who object to their identity being made known to the issuers of securities which they own (OBOs): and 2) those who do not object to their identity being made known to the issuers of the securities they own (NOBOs). Subject to the provisions of National Instrument 54-101 - Communication with Beneficial Owners of Securities of a Reporting Issuer ("NI 54-101") issuers may request and obtain a list of their NOBOs from intermediaries via their transfer agents. Pursuant to NI 54-101, issuers may obtain and use the NOBO list for distribution of proxy-related materials directly (not via Broadridge) to such NOBOs. Principal Holders of Common Shares To our knowledge, as of Dec. 31, 2024, Mr. Kevin Douglas, beneficially owns, or controls or directs, directly or indirectly, approximately 1,816,689 Common Shares, being 10.5% of the shares outstanding. Currency and Nomenclature in this Management Information Circular Unless otherwise specified, all currency amounts are stated in United States dollars. All references to "dollars," “$” or "US$" are United States dollars, and all references to “C$” or “CDN$” are Canadian Dollars. Unless otherwise stated, references to "we," "us," "our," "Westport Fuel Systems", “Westport” or the "Corporation" are to Westport Fuel Systems Inc. and all its directly and indirectly majority owned subsidiaries. Matters to be Acted Upon 1. Receipt of 2024 Financial Statements Westport’s consolidated financial statements for the fiscal year ended December 31, 2024, are contained in its Annual Report, and will be forwarded to Registered Shareholders. No formal action will be taken at the Meeting to approve the financial statements, with requirements of the ABCA being met with advanced circulation of the financial statements. If any shareholders have questions regarding the financial statements, your questions may be asked at the Meeting. 2. Election of Directors Our board of directors (the "Board of Directors" or the "Board") has fixed the number of directors to be nominated at the Meeting at six (6) with each director being elected individually. All the current nominees were elected as directors by the Shareholders at the Annual General Meeting of Shareholders on June 13, 2024. In addition to being an elected director, Ms. Eileen Wheatman is a nominee of Mr. Kevin Douglas according to the terms of a nomination agreement between us and members of the Douglas Group dated March 17, 2016. Each director elected will hold office until the next Annual General Meeting of Shareholders or until their successor is appointed unless their office is vacated earlier in accordance with the By-Laws of the Corporation. Unless otherwise directed, the persons named in the Proxy, Daniel Sceli, CEO and Larry Kyle, Vice President, Legal and Intellectual Property and Corporate Secretary, intend to vote FOR the election of each of the proposed nominees whose names are in this Circular under "Section 2: Board of Directors.” Majority Voting Policy Our Board of Directors has adopted a majority voting policy (the "Majority Voting Policy") requiring any nominee for director who receives a greater number of votes "withheld" than votes "for" his or her election as a director to immediately submit his or her resignation to the Chair of the Board of Directors ("Board Chair"). The Board Chair will give notice of any resignation to the Nominating and Corporate Governance Committee of the Board of Directors ("NCG Committee") for consideration promptly following the Meeting. This policy applies only to uncontested elections, meaning elections where the number of nominees for directors is equal to the number of directors to be elected.

Section 1: Voting | Matters to be Acted Upon 11 | WESTPORT FUEL SYSTEMS INC. 2025 MANAGEMENT INFORMATION CIRCULAR The NCG Committee shall consider the resignation and shall provide a recommendation regarding the resignation to the Board of Directors within 45 days of the applicable meeting of Shareholders. In considering whether to accept the offer of resignation, the NCG Committee will consider all information and factors deemed relevant including: • any stated reasons why Shareholders "withheld" votes from the election of the director • the length of service and the qualification of the director • the director's contribution to Westport Fuel Systems • the effect such resignation may have on our ability to comply with applicable governance rules and policies • the dynamics of the Board of Directors The Board of Directors will consider the recommendation of the NCG Committee and determine whether to accept the resignation within 90 days of the applicable meeting and a news release will be issued announcing the Board of Directors' determination. In considering whether to accept the offer of resignation, the Board of Directors will consider the information and factors discussed by the NCG Committee and any additional information and factors deemed relevant by the Board. The Board will only determine not to accept the offer of resignation in exceptional circumstances or where the acceptance of the resignation would be reasonably expected to have a material detrimental effect on the Corporation. A director who tenders his or her resignation will not participate in any meetings of the NCG Committee (if they are a member thereof) or the Board of Directors to consider whether the resignation shall be accepted. Shareholders should note that, in view of the Corporation's Majority Voting Policy, a "withhold" vote is effectively the same as a vote against a director nominee in an uncontested election. 3. Appointment of Auditors KPMG LLP was first nominated, then elected and appointed as the auditor of the Corporation, effective September 30, 2015. Upon the unanimous recommendation of the Audit Committee, the Board of Directors has proposed that KPMG LLP be nominated for appointment as independent auditor for the current fiscal year. Reasons for Re-Appointment of KPMG LLP The Audit Committee considered several factors in deciding to re-engage KPMG LLP as the independent registered public accounting firm, including the following: • Independence controls and objectivity • Length of KPMG's service to Westport • KPMG’s audit quality, performance, and results • Impact of engaging a new auditor • Appropriateness of KPMG’s audit fees • KPMG's reputation, integrity, and competence • KPMG's institutional company-industry knowledge, experience, and expertise Based on the above factors, the Audit Committee and Board believe the continued retention of KPMG LLP as our independent registered public accounting firm is in the best interests of the Corporation and its Shareholders. Unless otherwise instructed, the persons named in the Proxy, Daniel Sceli, CEO and Larry Kyle, Vice President, Legal and Intellectual Property and Corporate Secretary, intend to vote FOR the appointment of KPMG LLP, Chartered Accountants, 777 Dunsmuir Street, Vancouver, British Columbia, as auditor to hold office for the ensuing year at remuneration to be set by the Board of Directors. A description of the nature of services and the aggregate fees (including those related to audit and non-audit services) billed to us by KPMG LLP and other members of its network is included in the Annual Information Form for the year ended December 31, 2024, which has been filed on SEDAR+ at www.sedarplus.ca under the heading "External Auditor Fees and Services." 4. Advisory Vote on Approach to Executive Compensation At the Meeting, we will conduct our sixth annual "say-on-pay" advisory vote on executive compensation. Our most recent "say-on-pay" vote, held at the 2024 Annual General Meeting resulted in 78.37% of voted shares in favor of the resolution accepting our approach to executive compensation. Although there were no substantive changes to our executive compensation structure in 2024, in keeping with governance trends in North America and in the interest of soliciting your feedback, we continue to offer an annual "say-on-pay" advisory vote and encourage you to vote this year. A "say-on-pay" vote gives Shareholders the opportunity to cast an advisory vote regarding a corporation's approach to executive compensation. In the United States, the U.S. Securities and Exchange Commission (the "SEC") has established "say-on-pay" advisory shareholder vote requirements for certain issuers. Although our shares are traded on the NASDAQ Global Select Market ("NASDAQ"),

Section 1: Voting | Matters to be Acted Upon WESTPORT FUEL SYSTEMS INC. 2025 MANAGEMENT INFORMATION CIRCULAR | 12 we are a "foreign private issuer" under applicable SEC rules. Accordingly, these requirements do not apply to us. "Say-on-pay” shareholder votes have yet to be mandated in Canada. However, several larger issuers in Canada have voluntarily implemented advisory votes and we have decided to voluntarily implement a “say-on-pay” advisory vote as well. At the Meeting, Shareholders will be asked to consider and, if thought fit, to vote for this resolution, accepting our philosophy and approach to executive compensation. For information on our general approach to executive compensation please see "Section 4: Compensation of Executive Officers" of this Circular. Unless otherwise instructed, the persons named in the proxy, Daniel Sceli, CEO and Larry Kyle, Vice President, Legal and Intellectual Property and Corporate Secretary, intend to vote FOR the advisory "say-on-pay" resolution. As the vote is advisory, results will be non-binding on the Board. The Board and its Human Resources and Compensation Committee ("HRC Committee") will, however, consider the outcome of the vote when reviewing and approving future executive compensation policies and decisions, as well as feedback and comments received from Shareholders during regular shareholder communications. 5. Special Resolution Approving Sale of Westport Fuel Systems Italia S.r.l To consider and, if thought advisable, to pass a special resolution (the “Transaction Resolution”), the full text of which is set forth in this Circular under the heading "Transaction Resolution", to approve the terms of the sale and purchase agreement dated as of March 31, 2025 (the “Agreement”), among the Corporation, Westport Fuel Systems Italia S.r.l (the “Vendor”) and a wholly-owned investment vehicle of Heliaca Investments Coöperatief U.A. (the “Purchaser”), a Netherlands based investment firm supported by Ramphastos Investment Management B.V. a prominent Dutch venture capital and private equity firm ("Ramphastos") and the transactions described therein, as such Agreement may be amended. The Agreement provides for the purchase and sale of Westport Fuel Systems Italia S.r.l. (the "Transaction"), which Transaction may constitute an indirect sale of "all or substantially all" of the property of the Corporation, all as more particularly described in this Circular under the heading "Sale of Light-Duty Business.” The Board has unanimously approved the Transaction. The Transaction Resolution, substantially in the form set out in this Circular, will be presented at the Meeting. In order to be effective, the Transaction Resolution requires the approval of 66 2/3% of the votes cast on such resolution. Unless otherwise directed, the persons named in the Proxy, Daniel Sceli, CEO and Larry Kyle, Vice President, Legal and Intellectual Property and Corporate Secretary, intend to vote FOR the proposed Transaction. Shareholders have a right to dissent with respect to the Transaction Resolution and, if the Transaction Resolution becomes effective, to be paid the fair value of their Shares in accordance with the provisions of Section 191 of the ABCA. A Shareholder may only exercise the right to dissent under Section 191 of the ABCA in respect of Shares that are registered in that Shareholder's name. Failure to comply strictly with the provisions of the ABCA may result in loss or unavailability of the right to dissent. The execution or exercise of a proxy does not constitute a written objection for the purposes of Section 191 of the ABCA. A dissenting Shareholder must submit to the Company a written objection to the Transaction Resolution at or before the Meeting, which dissent notice if delivered before the Meeting must be received by the Chief Executive Officer of the Company at the registered office of the Company, c/o Bennett Jones LLP, 4500, 855 2nd Street SW, Calgary, Alberta T2P 4K7, Attention: Bruce Hibbard, or by the Chairman of the Meeting, at or before the Meeting (or on the date that any adjourned or postponed Meeting is reconvened or held, as the case may be), and must otherwise strictly comply with the dissent procedures prescribed by the ABCA. A Shareholder's right to dissent is more particularly described in this Circular under the heading "Dissent Rights", and the text of Section 191 of the ABCA is set forth in Schedule B to this Circular. SALE OF LIGHT-DUTY BUSINESS On March 30, 2025, the Corporation entered into the Agreement with the Purchaser, pursuant to which it has agreed to sell all of the shares of Westport Fuel Systems Italia S.r.l., which includes the Light-Duty business, to the Purchaser for a base purchase price of $73.1 million (€67.7 million), subject to certain adjustments and potential earnouts of up to an additional $6.5 million (€6.0 million)if certain conditions are achieved, in accordance with the terms of the Agreement (the “Purchase Price”). In connection with the closing of the Transaction, Westport expects to incur transaction-related fees and expenses, including legal, tax and accounting expenses and fees payable to J.P. Morgan as financial advisor and provider of the fairness opinion described below. The aggregate amount of all such fees and expenses are estimated to be approximately $4.0 million. The closing of the Transaction is expected to occur following the receipt of Shareholder Approval in accordance with the provisions of this Information Circular and upon satisfaction or waiver, as the case may be of all the conditions in the Agreement. Background to the Transaction The Agreement is a result of negotiations conducted between representatives of the Corporation, Ramphastos and their respective advisors. The following is a summary of the key events leading up to the approval and execution of the Agreement and the meetings, negotiations, discussions and actions between the Parties relating to the Transaction.

Section 1: Voting | Matters to be Acted Upon 13 | WESTPORT FUEL SYSTEMS INC. 2025 MANAGEMENT INFORMATION CIRCULAR Description of the Light-Duty Business The Light-Duty business manufactures liquified propane gas (“LPG”) and compressed natural gas (“CNG”) solutions for our Light-Duty Original Equipment Manufacturers (“OEM”), delayed OEM (“DOEM”) and independent aftermarket (“IAM”) customers, and other market segments across a wide range of brands. The light-duty OEM business line sells systems and components to OEMs that are used to manufacture new LPG or CNG-fueled vehicles. The IAM business sells systems and components across a wide range of brands, primarily through a global network of distributors that consumers can purchase and have installed onto their vehicles to use LPG or CNG fuels, in addition to gasoline. The DOEM business line converts new passenger cars for OEMs or importers, either directly or indirectly, to address local market needs when a global LPG or CNG bi-fuel vehicle platform is not available directly from the OEM. Manufacturing activities for the Light-Duty business are carried out in several plants located in Italy (Cherasco, Brescia), Netherlands (Eindhoven), Poland (Slupsk) and Argentina (Buenos Aires). The facilities contain automated assembly lines, sophisticated lathes, milling and cutting equipment, robots to perform machining, assembly of critical electronic components, automated test lines, and robotic welding machinery. For financial information on the Light-Duty business, refer to Schedule C, where financial information for the Light-Duty business is disclosed along with similar financial information for Westport's other business segments for comparison purposes. Operating assets like property, plant, and equipment are currently shared by multiple segments and costs were allocated accordingly. The Agreement defines which assets the Corporation will retain as part of its continuing operations. This may affect costs included in each reportable segment’s performance and the historical results are not indicative of the business model going forward. Sale of the Light-Duty Business Historically, the strategic value of the Light-Duty business was its ability to generate free cash flow to support the commercialization of our high-pressure products focused on heavy-duty and off-road applications. Although a significant revenue generator, the Light- Duty business, in recent years, has not generated significant free cash flow. Management and the Board of Directors have reviewed a number of strategic alternatives to enhance shareholder value including, but not limited to, the potential sale of certain assets of the Corporation, alternative financing options, and new strategic relationships. The Corporation also retained J.P. Morgan to advise the Corporation with respect to the Transaction and to review other transaction opportunities and alternatives that may be available to the Corporation. In light of the evolving transportation market and regulatory environment, over the long term the Light-Duty business’ ability to grow LPG / CNG sales in developed markets is expected to continue facing increased competition from pure electrification or petrol- electrification hybrids. Additionally, in the past, Westport secured a global OEM customer for Euro 6 and Euro 7 LPG fuel systems. The associated contracts are set to begin expiring in 2026 with the remainder expiring in 2028. Given this along with the current volatility in the light-duty supply market in Europe, Westport future growth expectations for this business were lower than for the Corporations other business units. The completion of the Transaction would allow the Corporation to effectively bring forward cashflows, realizing immediate value for the Light-Duty business and prioritizing the development of heavy-duty, off-road and industrial applications that aid in decarbonizing hard- to-abate sectors with the plan of enhancing shareholder value. Accordingly, the Corporation has entered into the Agreement, to sell its Light-Duty business to the Purchaser for a purchase price to be paid on the closing date, subject to the potential for future post-closing adjustments and earnouts. Ramphastos, the controlling entity of the Purchaser, is a prominent venture capital and private equity firm based in the Netherlands. Ramphastos was directed to Westport through another venture capital organization in mid-2024. Ramphastos was familiar with Westport and was interested in an investment in the automotive space that fit the profile of business that the Corporation had developed. Westport explored whether there might be a transaction that would benefit the shareholders of Westport as well as its other stakeholders and felt that the investment model that Ramphastos employed was worth considering. Moreover, the business sought by Ramphastos – the light duty business of Westport – was becoming less and less consistent with the evolving strategic direction of Westport focused on affordable solution targeted at hard to decarbonize mobility applications. Further, Ramphastos is not a typical venture capital organization, in that Ramphastos typically invests its own money in opportunities providing considerably more flexibility regarding the requirements for return on investment. Ramphastos’ proposed oversight of the Corporation’s business with a longer-term view that was believed by Westport to also be in the best interest of the Corporation, its employees and stakeholders.

Section 1: Voting | Matters to be Acted Upon WESTPORT FUEL SYSTEMS INC. 2025 MANAGEMENT INFORMATION CIRCULAR | 14 The financial terms of the Transaction developed over a few weeks in Q3 and Q4 of 2024 where the parties landed on a set of general terms that was felt to be mutually agreeable. These financial terms have stayed largely consistent throughout these negotiations leading to the Agreement. The board was in alignment with management that, at the right price, a monetization of the light duty business would benefit the Corporation and help to put more focus on the heavy duty, hard to decarbonize mobility market such as heavy duty trucking and to invest it resources in opportunities that it felt were presenting themselves with the development of the HPDI system in long haul trucking with Cespira. Once the financial terms were established and the Board was aligned, further negotiations commenced focused on due diligence, the scope of the carve out to separate parts of the Corporation that were to remain with Westport, and the full suite of agreements needed to implement the Transaction. These discussions have taken place over the period from Q4 of 2024 through to the end of Q1 of 2025. Following satisfactory resolution of these negotiations and advice from legal and financial advisors, including the delivery of a fairness opinion by J.P. Morgan, the Board unanimously determined that the Transaction is in the best interests of the Corporation, resolved to approve the Transaction, the Agreement, required ancillary documents and the Corporation’s performance of its obligations under the Agreement In determining to proceed with the Transaction, the Board of Directors considered the value of the offer, the fairness and reasonableness of the proposed Transaction including advice from external sources and management, the overall market capitalization of the Corporation and the best interest of Westport and its shareholders. The cash offer of approximately $73.1 million (€67.7 million) is consistent with management’s internal valuation of the assets. As the result of reviewing operations, future expectations and the cash-based offer, management and the Board of Directors determined the Transaction to be in the Corporation’s best interests. The Board also relied, in part, on a fairness opinion of J.P. Morgan dated March 30 2025, a copy of which is attached at Schedule D. The proceeds from the Transaction are planned to be used to significantly strengthen the Corporation’s balance sheet, and to fund strategic growth focused on providing solutions for hard-to-decarbonize mobility applications. The completion of the Transaction is subject to a number of standard closing conditions, including shareholder approval of the Transaction Resolution. Subject to the completion of all conditions, the Transaction is expected to close late in the second quarter of 2025. J.P. Morgan (as financial advisor), Bennett Jones LLP and Delfino Willkie (as legal advisors) and E&Y (as tax advisor) have long been advisors to Westport. They have all supported and advised Westport for this Transaction. The Transaction reduces the complexity of Westport’s business, which is expected to enable the Corporation to focus on providing solutions for hard to decarbonize segments of the heavy-duty truck and off-road markets and industrial application, supported by a strengthened balance sheet and operating cash flows and lean but focused management team. Westport believes that more than 25 years of experience delivering component solutions and developing HPDI fuel system technology along with our High-Pressure Controls & Systems provide Westport with a unique value proposition. Assuming completion of the Transaction, our key assets will be a 55% stake in the Cespira (HPDI) joint venture and 100% ownership of our High-Pressure Systems and Controls segment. Cespira currently focuses on liquified natural gas fuel systems primarily in Europe, with ongoing development of hydrogen solutions. Our High-Pressure Controls & Systems business designs, develops, produces and sells components for transportation and industrial applications. Development over the last 5 years has focused on the hydrogen market, but with recent growth in CNG, Westport intends to leverage the Corporation’s high-pressure expertise and grow the CNG product portfolio, with preference to those serving heavy duty, off-road and industrial applications. Despite technological advancements, decarbonizing long-haul heavy-duty transport remains a challenge, with substantial reductions in CO2 emissions still to be realized. In fact, in Europe the technology currently making the largest impact on heavy-duty long-haul trucking GHG emissions are natural gas and biogas fueled internal combustion engines, with HPDI leading the way. While OEMs have explored multiple alternatives, widespread adoption has been limited. While natural gas and biogas fueled internal combustion engines have seen modest adoption, such adoption, nevertheless, eclipses the adoption of any other carbon mitigating solutions. Fleet operators are prioritizing cost-effectiveness and total cost of ownership, with emissions often taking a secondary role. Hydrogen is recognized as a solution for long haul applications long-term, but its adoption timeline is uncertain while the price of hydrogen remains relatively high. Meanwhile, demand continues to grow for low- and zero-carbon alternatives in hard to decarbonize applications, such as heavy-duty trucking. However, for solutions to gain traction, they must maintain performance and be cost- effective.

Section 1: Voting | Matters to be Acted Upon 15 | WESTPORT FUEL SYSTEMS INC. 2025 MANAGEMENT INFORMATION CIRCULAR To address these challenges, Westport, through Cespira (HPDI), is advancing fuel-agnostic heavy-duty transport related technologies, growing its natural gas and biogas solutions today, while laying the groundwork for hydrogen adoption in the future. The HPDI fuel system is the most affordable commercially viable option that does not compromise on performance and that can deliver net zero carbon emissions in heavy duty transport. As additional hard to decarbonize applications emerge in the transport sector, high pressure systems and controls will be needed regardless of the powertrain and complement the transition from natural gas to renewables to hydrogen. We believe that the resurgence of natural gas and renewable natural gas globally provides a market opportunity for Westport, particularly in North America where natural gas infrastructure is abundant and RNG production is growing. We believe that hydrogen will play a role in ‘hard to decarbonize’ mobility applications long-term. Both Cespira and our High-Pressure Controls & Systems segment have products and technologies enabling the use of lower-carbon fuels today to address decarbonization with net zero and low carbon fuels while also having an affordable solution when zero carbon hydrogen becomes more available. In the near-term, our High-Pressure Controls & Systems business has expertise in high-pressure components, providing the capability to rapidly develop CNG high pressure solutions for heavy-duty, off-road and industrial applications, providing effective solutions for decarbonization by utilizing alternative fuels today while advancing zero-emissions hydrogen solutions for the future. Sale and Purchase Agreement A redacted form of the Agreement will be filed with the Canadian Securities Administrators and is available for review at www.sedarplus.ca. Dissent Rights In connection with the Transaction Resolution, Shareholders are being granted the right to dissent. The following description of the rights of Shareholders to dissent (“Dissenting Shareholders”) is not a comprehensive statement of the procedures to be followed by a Dissenting Shareholder who seeks payment of the fair value of its Shares and is qualified in its entirety by the reference to the full text of Section 191 of the ABCA, which is set forth in Schedule B hereto. Dissenting Shareholders are given rights under the ABCA. A Dissenting Shareholder who intends to exercise Dissent Rights should carefully consider and comply with the provisions of Section 191 of the ABCA. Failure to comply with the provisions of that section, as so modified, and to adhere to the procedures established therein may result in the loss of all rights thereunder. Pursuant to Section 191 of the ABCA, a Registered Holder is entitled, in addition to any other rights such holder may have, to dissent in respect of the Transaction Resolution and to be paid by Westport the fair value of such Shares if the Transaction Resolution is passed and such Registered Holder provides Westport, with a written objection to the Transaction Resolution at or before the Meeting and otherwise complies with the procedure set out in Section 191 of the ABCA. The following is a summary of the provisions of Section 191 of the ABCA. The statutory provisions dealing with the right of dissent are technical and complex. Any Shareholders who wish to exercise their right of dissent should seek their own legal advice, as failure to comply strictly with the provisions of Section 191 of the ABCA may prejudice their right of dissent. In order for a Shareholder to dissent, a written objection (an "Objection Notice") to the Transaction Resolution must be received by the Chief Executive Officer of Westport at the registered office of Westport, c/o Bennett Jones LLP, 4500, 855 2nd Street SW, Calgary, Alberta T2P 4K7, Attention: Bruce Hibbard, or by the Chairman of the Meeting, at or before the Meeting. A vote against the Transaction Resolution, an abstention, or the execution of a proxy to vote against the Transaction Resolution does not constitute an Objection Notice. A Dissenting Shareholder may not exercise Dissent Rights in respect of only a portion of such holder’s Shares but may dissent only with respect to all of the Shares held by such Dissenting Shareholder. A Registered Holder wishing to exercise Dissent Rights shall not vote his, her of its Shares at the Meeting, either by the submission of a proxy or by personally voting, in favour of the Transaction Resolution. Only the registered holder of Shares is entitled to dissent. Only Registered Holders may dissent. Persons who are beneficial owners of Shares registered in the name of a broker, custodian, nominee or other intermediary who wish to dissent, should be aware that they may only do so through the registered owner of such securities. A Registered Holder, such as a broker, who holds Shares as nominee for beneficial holders, some of whom wish to dissent, must exercise Dissent Rights on behalf of such beneficial owners with respect to the Shares held for such beneficial owners. In such case, the written objection should set forth the number of Shares covered by such objection. If the Transaction Resolution approving the Transaction is acted upon, Westport or a Dissenting Shareholder may make application to the Court to fix the fair value of the Shares of such Dissenting Shareholder. If an application is made to the Court, unless the Court otherwise orders, Westport must send to each Dissenting Shareholder a written offer to pay such Dissenting Shareholder an amount considered by Westport to be the fair value of such Dissenting Shareholder's Shares. Offers to each Dissenting Shareholder must be sent at least 10 days before the application is returnable, if Westport is the applicant, or within 10 days after Westport is served with notice of the application, if a Shareholder is the applicant, and must be on the same terms and must contain or be accompanied by a statement showing how the fair value was determined.

Section 1: Voting | Matters to be Acted Upon WESTPORT FUEL SYSTEMS INC. 2025 MANAGEMENT INFORMATION CIRCULAR | 16 A Dissenting Shareholder may make an arrangement with Westport for the purchase of the Dissenting Shareholder's Shares by Westport in the amount of the offer or otherwise, at any time before the Court pronounces an order fixing the fair value of the Shares. A Dissenting Shareholder is not required to give security for costs in respect of an application to the Court to fix the fair value of the Dissenting Shareholder's Shares, and, except in special circumstances, shall not be required to pay the costs of the application or appraisal. On an application under Section 191, the Court must make an order fixing the fair value of the Shares of all Dissenting Shareholders, giving judgment in that amount against Westport and in favour of each Dissenting Shareholder, and fixing the time within which Westport must pay that amount to a Shareholder. The Court may in its discretion allow a reasonable rate of interest on the amount payable to each Dissenting Shareholder from the date on which the Dissenting Shareholder ceases to have any rights as a securityholder until the date of payment. A Dissenting Shareholder ceases to have any rights as a securityholder other than the right to be paid the fair value of the Shares in the amount agreed to between Westport and the Dissenting Shareholder or in the amount of the judgment, as the case may be, on the earliest of the Closing Date, the making of an agreement between Westport and the Dissenting Shareholder as to the payment to be made for the Dissenting Shareholder's Shares or the pronouncement of the order of the Court fixing the fair value of the Shares. Until any of the foregoing events occur, the Dissenting Shareholder may withdraw the Dissenting Shareholder's dissent, or Westport may rescind the resolution in question and in either event, proceedings under Section 191 shall be discontinued. Westport shall not make a payment to a Dissenting Shareholder under Section 191 if there are reasonable grounds for believing that Westport is or would after the payment be unable to pay its liabilities as they become due, or that the realizable value of Westport’s assets would thereby be less than the aggregate of its liabilities. In such event, Westport shall notify each Dissenting Shareholder within 10 days after the pronouncement of the Court or the making of an agreement between a Shareholder and Westport as to the payment to be made for Shares, that it is unable lawfully to pay Dissenting Shareholders for their securities, in which case the Dissenting Shareholder may, by written notice to Westport within 30 days after receipt of such notice, withdraw the Objection Notice, in which case such securityholder shall be deemed to have participated in the Transaction. Shareholders who are considering exercising Dissent Rights should be aware that there can be no assurance that the fair value of their Shares as determined under the applicable provisions of the ABCA will be more than or equal to the applicable trading price of Westport’s shares. In addition, any judicial determination of fair value may result in delay of receipt by a Dissenting Shareholder of consideration for such Dissenting Shareholder's Dissenting Shares. Furthermore, Shareholders who are considering exercising Dissent Rights should be aware of the consequences under Canadian federal income tax Laws of exercising Dissent Rights in respect of the Transaction. The above summary does not purport to provide a comprehensive statement of the procedures to be followed by Dissenting Shareholders who seek payment of the fair value of their Shares. Section 191 of the ABCA requires adherence to the procedures established therein and failure to do so may result in the loss of all rights thereunder. Accordingly, each Dissenting Shareholder who is considering exercising Dissent Rights should carefully consider and comply with the provisions of that section, the full text of which is set out in Schedule B hereto, and consult their own legal advisor. Shareholder Approval It is condition of the Agreement that the Transaction Resolution be approved by not less than two-thirds (66 2/3%) of the votes cast thereon by Shareholders present in person (including Shareholders who participate virtually in the Meeting) or represented by proxy at the Shareholder Meeting. Transaction Resolution At the Meeting, Shareholders of the Corporation will be asked to consider and, if thought advisable, to approve, with or without variation, a special resolution substantially in the following form: "BE IT RESOLVED AS A SPECIAL RESOLUTION THAT: 1. The proposed sale by Westport Fuel Systems Italy S.r.l. (the "Vendor") of all of its interest in Westport Fuel Systems Italia S.r.l. (the "Transaction") to a wholly owned investment vehicle of Heliaca Investment Coöperatief U.A., (the "Purchaser"), pursuant to the terms of the sale and purchase agreement between the Corporation, as guarantor, the Vendor and the Purchaser dated as of March 30, 2025 as may be amended (the "Agreement"), all as more particularly described in the management information circular of the Corporation dated March 31, 2025 and all transactions contemplated thereby, are hereby approved.

Section 1: Voting | Matters to be Acted Upon 17 | WESTPORT FUEL SYSTEMS INC. 2025 MANAGEMENT INFORMATION CIRCULAR 2. Notwithstanding that this resolution has been passed (and the Transaction adopted) by the shareholders of the Corporation (the "Shareholders"), the directors of the Corporation are hereby authorized and empowered, at their discretion, without further notice to or approval of the Shareholders to: (i) amend the Agreement to the extent permitted by the Agreement; and (ii) subject to the terms of the Agreement, not to proceed with the Transaction. 3. Any one director or officer of the Corporation be, and each of them is, hereby authorized and directed for and in the name of and on behalf of the Corporation to execute and deliver, or cause to be executed and delivered, all agreements, instruments, and other documents deliverable by the Corporation pursuant to the Agreement or the Transaction as such director or officer may determine to be necessary, proper, or advisable in order for the Corporation and its affiliates to perform its obligations in connection with the Transaction and to otherwise give effect to the foregoing resolutions and to do all such further acts and things and to execute and deliver all such other documents and to take any action which, in the opinion of that person, is necessary or desirable to carry out the terms of this special resolution, such approval and determination to be conclusively evidenced by their execution and delivery thereof or their taking of such actions. 4. Any and all actions by the Corporation and any director or officer of the Corporation taken prior to the adoption of these resolutions and for the purposes described in the foregoing resolutions, are hereby approved, ratified, adopted, and confirmed in all respects." PROXIES RECEIVED IN FAVOUR OF MANAGEMENT WILL BE VOTED FOR THE TRANSACTION RESOLUTION UNLESS A SHAREHOLDER HAS SPECIFIED IN THE PROXY THAT THEIR COMMON SHARES ARE TO BE VOTED AGAINST SUCH RESOLUTION. Recommendation of the Board of Directors Based on the factors outlined in this Information Circular, the Board has unanimously approved the Transaction and believes that the proposed Transaction is both in the best interests of, and fair to, the Corporation and recommends that the Shareholders vote FOR the Transaction Resolution. Unless otherwise instructed, the persons named in the proxy, Daniel Sceli, CEO and Larry Kyle, Vice President, Legal and Intellectual Property and Corporate Secretary, intend to vote FOR the Transaction Resolution to approve the Transaction. Interest of Certain Persons or Companies in Matters to be Acted Upon We are unaware of any material interest, direct or indirect, by way of beneficial ownership of Common Shares or otherwise, of any director, any executive officer or anyone who has held office since January 1, 2024, any proposed nominee for election as director, or of any associate or affiliate of any of the foregoing in any matter to be acted upon at the Meeting, other than the election of directors or the appointment of auditors. Section 2: Board of Directors Nomination of Directors The NCG Committee is responsible for recommending nominees for election at each annual general meeting of Shareholders. The NCG Committee considers the Board's composition and assesses any potential skill or expertise enhancements that can be addressed in future recruitment. The Committee is responsible for the recruitment of additional directors and provides the Board with potential nominees for discussion and approval. Any new appointees or nominees to the Board of Directors must have a demonstrated commitment to high personal and professional integrity and ethical standards, a favorable record of accomplishment in general business management, special expertise in areas of strategic interest to our organization, the ability to devote the time required, and a willingness to serve as a director. The NCG Committee responsibilities are fully outlined in "Section 3: Nominating and Corporate Governance Committee." Additionally, the Board is committed to having women represent at least 30% of our Board. This commitment is reflected in our Board of Directors Charter and our Diversity Policy. For further detail, please refer to the "Diversity" section.

Section 2: Board of Directors | Nominees for Election to the Board

We have not established term limits for members of our Board of Directors; however, we are committed to renewing Board membership, on a measured basis. A review and assessment of our Board of Directors is conducted annually, and we periodically review and rotate Board Chair and Committee Chair positions to ensure diversity of views.

Nominees for Election to the Board

The following biographies and accompanying notes provide the names and residence location of all persons proposed to be nominated for election as directors, their principal occupations or employment for the preceding five years, the dates they became directors, the positions with Westport now held by them, the current committee memberships with applicable fiscal year attendance, and the number of Common Shares, restricted share units, restricted phantom shares or performance share units, ("**RSUs**," "**RPSs**", "**PSUs**" and "**DSUs**" collectively, "**Share Units**" or "**Units**") of Westport owned by them or over which they exercised control or direction as of the Record Date.

MICHELE J. BUCHIGNANI



Age 61

Independent Director since Mar 2018; Joined Advisory Board in Sept 2017;

COMMITTEES and MEETINGS
(From June 13, 2024 to March 27, 2025)

• Board of Directors	7 of 7
• Audit Committee	4 of 4
• HRC Committee (Chair)	7 of 7

REASON FOR NOMINATION
Our Board concluded Ms. Buchignani should serve as a director because of her strategic business leadership and extensive senior level experience in law, finance, private equity, strategy, governance and compensation.

CAREER HIGHLIGHTS

MCLEAN DRIVE CONSULTING LTD., a consulting firm to private equity owned and growth companies (2010 to current)
- Chief Executive Officer

MCLANE DRIVE HOLDINGS LP, a US real estate holding company (2012 to current)
- Managing Partner

TEACHERS' PRIVATE CAPITAL, the private equity arm of the Ontario Teachers' Pension Plan (2005 to 2009)
- Director

CIBC WORLD MARKETS (1996 to 2003)
- Managing Director and Canadian General Counsel
- Managing Director and Head of Private Equity Funds Group, Toronto and New York

STIKEMAN ELLIOTT (1989 to 1996)
- Practiced corporate law in Toronto, Canada and London, England; elected partner in 1995

CURRENT PUBLIC COMPANY BOARDS
None

OTHER ENGAGEMENTS AND RECOGNITIONS
- Holds ICD.D designation and a certificate in Climate Governance from the Institute of Corporate Directors
- Various board and advisory positions with several corporate, investment committees and not-for-profit organizations including TSX Trust Company, CAI Capital Partners V LP, and RCF Jolimont Innovation Fund II

EDUCATION
- Bachelor of Arts with Honours, English, University of British Columbia
- JD, University of Toronto
- Stanford Executive Program, Graduate School of Business, Stanford University

RESIDES IN	PRINCIPAL OCCUPATION FOR LAST 5 YEARS	
Vancouver, BC, Canada	Corporate Director, CEO of McLean Drive Consulting Ltd since 2010; Managing Partner of McLane Drive Holdings LP since 2012	
CITIZENSHIP	**SHAREHOLDINGS / SHARE UNITS[1,3]**	**2024 VOTING RESULTS**
Canadian	Common Shares – 6,277; DSUs – 25,796: Holding Requirement - Met	For: 80.29% Withheld: 19.71%

WESTPORT FUEL SYSTEMS INC. 2025 MANAGEMENT INFORMATION CIRCULAR | 18

Section 2: Board of Directors | Nominees for Election to the Board

ANTHONY GUGLIELMIN



Age 67

Independent Director since Jan 2021

COMMITTEES and MEETINGS
(From June 13, 2024 to March 27, 2025)

- Board of Directors 7 of 7
- Audit Committee (Chair) 4 of 4
- NCG Committee 3 of 3

REASON FOR NOMINATION
Our Board concluded Mr. Guglielmin should serve as a director because of his strategic business leadership, his financial acumen, and extensive experience in the clean energy industry.

CAREER HIGHLIGHTS
WESTPORT FUEL SYSTEMS INC.
Interim Chief Executive Officer (August 2023–January 2024)

BALLARD POWER SYSTEMS, a global leader in clean energy fuel cell products and services (2010 to 2021)
- Most recently served as Senior Vice President and Chief Financial Officer before retiring in 2021

CANADA LINE RAPID TRANSIT, a $2 billion rapid transit project connecting the Vancouver International Airport, the City of Richmond and downtown Vancouver
- Senior Vice President and Chief Financial Officer

CURRENT PUBLIC COMPANY BOARDS
- Information Services Corporation (TSE: ISC); Audit Committee
- Next Hydrogen Systems (TSXV: NXH); Chair of the Audit Committee; Governance and Nominating Committee

OTHER ENGAGEMENTS AND RECOGNITIONS
- Chartered Financial Analyst
- Member, Financial Executives Institute
- Awarded Business in Vancouver 2017 "CFO of the Year" in the Transformation Agent category
- Board member of various private and not-for-profit organizations

EDUCATION
- Master of Business Administration, McGill University
- Bachelor of Arts, Economics and Political Science, McGill University

RESIDES IN	PRINCIPAL OCCUPATION FOR LAST 5 YEARS	
Vancouver, BC, Canada	Corporate Director; Interim Chief Executive Officer Westport Fuel Systems (August 2023–January 2024); Senior Vice President and Chief Financial Officer, Ballard Power Systems (June 2010 - May 2021)	
CITIZENSHIP	**SHAREHOLDINGS / SHARE UNITS[1,3]**	**2024 VOTING RESULTS**
Canadian	Common Shares – 7,023; DSUs – 56,160: Holding Requirement - Met	For: 87.40% Withheld:12.60%

19 | WESTPORT FUEL SYSTEMS INC. 2025 MANAGEMENT INFORMATION CIRCULAR

Section 2: Board of Directors | Nominees for Election to the Board

DANIEL M. HANCOCK



Age 74

Independent Director since July 2017; Joined Advisory Board in March 2017 Board of Directors (Chair)

COMMITTEES and MEETINGS
(From June 13, 2024 to March 27, 2025)

Board of Directors 7of 7

REASON FOR NOMINATION
Our Board concluded Mr. Hancock should serve as a director because of his executive leadership experience and extensive background in transportation, engineering and strategic alliances.

CAREER HIGHLIGHTS
GENERAL MOTORS (GM)
- 43 years in GM's powertrain engineering and general management positions (1968 to 2011)
- President, Allison Transmission Division
- Chief Executive Officer, Fiat-GM Powertrain
- Vice President, Global Powertrain Engineering
- Vice President, Global Strategic Product Alliances
- Chairman, DMAX and VM Motori diesel joint ventures with Isuzu and Fiat

CURRENT PUBLIC COMPANY BOARDS
- Cryoport Systems, Inc. (NASDAQ: CYRX)

OTHER ENGAGEMENTS AND RECOGNITIONS
- Cespira Board member (2024-2025)
- Various board and advisory positions with several organizations focused on new powertrain technologies and STEM (Science, Technology, and Mathematics) education
- President, SAE International (2014)
- Member, National Academy of Engineering
- Recipient, SAE Medal of Honour
- Recipient, Franz F. Pischinger Powertrain Innovation Award
- President, FISITA (2004-2006)
- Kettering University Distinguished Alumnus (2022)

EDUCATION
- Master's degree in Mechanical Engineering, Massachusetts Institute of Technology
- Bachelor's degree in Mechanical Engineering, General Motors Institute (now Kettering University, Michigan)

RESIDES IN	PRINCIPAL OCCUPATION FOR LAST 5 YEARS	
Indianapolis, IN, USA	President of DMH Strategic Consulting since 2011	
CITIZENSHIP	**SHAREHOLDINGS / SHARE UNITS(1,3)**	**2024 VOTING RESULTS**
United States of America	Common Shares – 23,230; RSUs – 13,500; DSUs 50,821: Holding Requirement - Met	For: 89.04% Withheld: 10.96%

DANIEL SCELI



Age 62

Chief Executive Officer (Appointed January 2024)

COMMITTEES and MEETINGS
(From June 13, 2024 to March 27, 2025)

- Board of Directors 7 of 7

REASON FOR NOMINATION
Mr. Sceli brings to the Board 37 years of global manufacturing experience, operational expertise and a proven record of accomplishment in driving profitable growth and productivity for numerous companies across a variety of industries.

CAREER HIGHLIGHTS
CADILLAC PRODUCTS AUTOMOTIVE COMPANY
Chief Executive Officer (2019 to 2022)
Board Member (2019 to 2024)

PETERSON AMERICAN CORPORATION
Chief Executive Officer (2008 to 2019)

THE WOODBRIDGE GROUP
Various leadership roles including President, Woodbridge Sales & Engineering, President, Lear Business Unit, Vice President, NA Operations, General Manager, Europe, and Commercial Director, Europe (1989 to 2008)

CURRENT PUBLIC BOARDS
None

OTHER ENGAGEMENTS AND RECOGNITIONS
Original Equipment Suppliers Association (Past Chair)
Motor & Equipment Manufacturers Association

EDUCATION
Master of Business Administration - Michigan State University Industrial Engineering Technologist – Fanshawe College
Internal Education - Woodbridge Institute of Learning

RESIDES IN	PRINCIPAL OCCUPATION FOR LAST 5 YEARS	
Ottawa, Canada	Chief Executive Officer of the Corporation since January 2024; interim President, Cespira (January-March 2024); Chief Executive Officer (2019-2022) and Board Member (2019-2024), Cadillac Products Automotive Company	
CITIZENSHIP	**SHAREHOLDINGS / SHARE UNITS(1,3)**	**2024 VOTING RESULTS**
Canadian	Common Shares 3,596 – RSUs 66,394: CEO Holding Requirement - In Progress	For: 91.40% Withheld 8.60%

WESTPORT FUEL SYSTEMS INC. 2025 MANAGEMENT INFORMATION CIRCULAR | 20

Section 2: Board of Directors | Nominees for Election to the Board

KARL-VIKTOR SCHALLER



Age 66

Independent Director since April 2020

COMMITTEES and MEETINGS
(From June 13, 2024 to March 27, 2025)

- Board of Directors 7 of 7
- NCG Committee 3 of 3

REASON FOR NOMINATION

Our Board concluded Prof. Dr. Schaller should serve as a director because of his extensive knowledge of product development, purchasing and planning, and the development of alternative drive systems including hybrids, natural gas, hydrogen and fuel cells.

CAREER HIGHLIGHTS

KVS Consulting (2009 to current)
- Founder and Managing Director

TECHNICAL UNIVERSITY OF MUNICH (2001 to current)
- Honorary Professor

BMW AG (2014 to 2019)
- Executive Vice President Engineering of Motorcycles

MAN TRUCK AND BUS SE (now part of Volkswagen, 1990 to 2009)
- Board member
- Technical Director of the Engineering and Purchasing Department
- Various roles leading departments including those responsible for the development of alternative drive systems (batteries, various hybrids, natural gas, hydrogen in ICE and fuel cells)

CURRENT PUBLIC COMPANY BOARDS

None

OTHER ENGAGEMENTS AND RECOGNITIONS
- Cespira Board member (2024-2025)
- Awarded honorary professor at the Technical University of Munich for his lecture on "commercial vehicles" in 2006

EDUCATION
- Diploma and a Doctorate (Dr.-Ing, magna cum laude), Mechanical Engineering, Technical University of Munich

RESIDES IN	PRINCIPAL OCCUPATION FOR LAST 5 YEARS	
Munich, Germany	Honorary Professor and Managing Director of KVS Consulting; Executive Vice President, Engineering at BMW from April 2014 to July 2019	
CITIZENSHIP	**SHAREHOLDINGS / SHARE UNITS[1,3]**	**2024 VOTING RESULTS**
German	Common Shares – 5,828; DSUs – 25,796: Holding Requirement - Met	For: 78.81% Withheld: 21.19%

21 | WESTPORT FUEL SYSTEMS INC. 2025 MANAGEMENT INFORMATION CIRCULAR

Section 2: Board of Directors | Nominees for Election to the Board

EILEEN WHEATMAN



Age 66

Independent Director since April 2020

COMMITTEES and MEETINGS

(From June 13, 2024 to March 27, 2025)

- Board of Directors 6 of 7
- Audit Committee 4 of 4
- HRC Committee 7 of 7

REASON FOR NOMINATION

Our Board concluded Ms. Wheatman should serve as a director because of her considerable senior executive level management experience in a variety of industries including finance and telecommunications, as well as a broad background in business planning, finance, corporate strategy, and public accounting, audit and estate taxation.

CAREER HIGHLIGHTS

DOUGLAS TELECOMMUNICATIONS INC. (1996 to current)

- President (2017)
- Joined Douglas Telecommunications as controller and named Chief Financial Officer in 1999

CURRENT PUBLIC COMPANY BOARDS

None

OTHER ENGAGEMENTS AND RECOGNITIONS

- Director and Audit Committee member of KSR International Co., Tier 1 auto parts manufacturer (non-public)
- Director of Quantum Fuel Systems, LLC, an alternative fuel storage development company (non-public)
- Certified Public Accountant
- Wall Street Journal award for the highest GPA in Business Management in graduating class
- Pisenti and Brinker, CPAs (1987-1996); Senior Manager, Audit Department

EDUCATION

- Bachelor's degree, Business Management with emphasis in accounting from Humboldt State University supplemented with Masters' classes in Estate Taxation from San Francisco Golden Gate University

RESIDES IN	PRINCIPAL OCCUPATION FOR LAST 5 YEARS	
Petaluma, CA, USA	President of Douglas Telecommunications since 2017; Corporate Director	
CITIZENSHIP	**SHAREHOLDINGS / SHARE UNITS(1,3)**	**2024 VOTING RESULTS**
United States of America	Common Shares – 5,614; RSUs – 3,250; DSUs – 22,546: Holding Requirement – Met	For: 80.40% Withheld: 19.60%

We have a specific policy for our non-management directors of compensating such directors primarily with an annual retainer payment and equity-based compensation. See information in this Circular under the heading "**Section 2: Director Compensation.**" Additionally, non-employee directors are required to meet share ownership guidelines and hold equity in the Corporation of a minimum five times their annual cash retainer in Common Shares or Units, to be acquired over a five-year period.(3) For further information see "**Section 2: Share Ownership Requirements**" of this Circular.

Notes:

1. *The number of Common Shares and Units beneficially owned or controlled are provided as of March 27, 2025. The information as to these numbers, not being within the knowledge of Westport, has been furnished by the respective nominees. The number of Common Shares held by directors varies in shareholding positions primarily due to purchase price or grant amounts at varying times and share prices.*
2. *Certain of such Units are subject to a time-based or performance-based restriction.*
3. *In April 2020, the Board approved a change to the share ownership requirements for non-employee directors, increasing it to five times their annual cash retainer from the prior requirement of three. As a result, the expected acquisition period has been reset to five years for all non-employee directors. The value of the Common Shares or Units owned by each non-employee director for the purposes of achieving the share ownership guidelines is the greater of: (i) the acquisition cost of any Common Shares and the grant price of any Units; and (ii) the market value of the Common Shares at the time of the determination.*

WESTPORT FUEL SYSTEMS INC. 2025 MANAGEMENT INFORMATION CIRCULAR | 22

Section 2: Board of Directors | Structure & Composition of the Board & Election of Directors 23 | WESTPORT FUEL SYSTEMS INC. 2025 MANAGEMENT INFORMATION CIRCULAR Mandate and Charter of the Board of Directors Our Board of Directors is responsible for the stewardship of the Corporation and oversees the management of the organization's business and affairs in accordance with our By-Laws and applicable law. Together with the CEO, CFO and other executive officers ("Executive Management"), the Board of Directors is charged with pursuing the creation of long-term shareholder value. Each director and executive officer, in exercising his or her powers and discharging his or her duties, is required by law to: i. act honestly and in good faith with a view to the best interests of the Corporation; and ii. exercise the care, diligence, and skill that a reasonably prudent person would exercise in comparable circumstances. Our Board of Directors conducts its business under the guidance of the Board of Directors Charter (the "Charter"), a copy of which is attached as Schedule "A" to this Circular. The Charter is reviewed annually and updated as appropriate in accordance with new regulation and governance practices. The Charter also works in conjunction with the charters of the committees of the Board of Directors and with the various position descriptions of Board members, the Board Chair, committee chairs and the CEO. All documents are on our website at investors.wfsinc.com/governance. Our Board of Directors has several core responsibilities and oversight of specific areas including: • corporate culture and purpose • executive leadership and oversight • corporate and stakeholder communications • corporate governance • long-term strategic planning • annual operating plan and budget • material financing activities • material transactions, including acquisitions or divestitures • risk assessment and internal controls processes • technology and cybersecurity risk management The Board will carry out these responsibilities and discharge its obligations either directly or through Board committees. Any responsibility not delegated to one or more of its committees remains with the Board of Directors. Structure and Composition of the Board and Election of Directors The NCG Committee annually reviews the composition of the Board of Directors with consideration of our business strategy, all relevant facts and circumstances, individual director contributions, tenure, risk of over boarding and potential candidates for election as directors. The NCG Committee also has the responsibility to determine the optimum mix of business skills, experience, and diversity of the members of the Board of Directors to effectively fulfill its mission. The NCG Committee then recommends to the Board a slate of directors for election by Shareholders that brings a diversity of background and industry or related expertise and experience to the Board. Directors are individually nominated and elected annually at Westport Fuel Systems Annual General Meeting of Shareholders. There are no term limits for directors since the directors are subject to an election by Shareholders each year. If a nominated director fails to achieve a majority of votes for their appointment in an uncontested election, that nominated director is required to submit his or her resignation to the Board Chair in accordance with Westport Fuel Systems Majority Voting Policy. Board Leadership The Board Chair sits at the intersection between the Board of Directors and Executive Management and, although the Board Chair is also a director and shares all the duties and responsibilities of any director, the Board Chair has several unique duties and responsibilities that include: • presiding at all meetings of the Board of Directors and at Annual General Meetings of Shareholders, or delegate a substitute chair if necessary • engaging with the chair of each committee to build strong and effective committees and, together with the NCG Committee, develops and oversees an effective annual performance review process to improve the performance of Board members and their committees

Section 2: Board of Directors | Structure & Composition of the Board & Election of Directors WESTPORT FUEL SYSTEMS INC. 2025 MANAGEMENT INFORMATION CIRCULAR | 24 • leading special projects or taking on special assignments from the Board of Directors • ensuring the Board of Directors operates independently from management and, for example, ensuring in camera sessions of the Board, excluding any directors who are also officers or employees, will be held at each meeting of the Board of Directors The Board Chair is elected annually by the independent directors following the Annual General Meeting of Shareholders. Board Independence and Effectiveness Our business is conducted by Executive Management under the oversight of the Board of Directors. We believe an effective Board of Directors has a high degree of independence from management and, while a working culture of trust and collaboration must exist with Executive Management for us to succeed, the Board of Directors must exercise its duties and responsibilities in accordance with its own best judgment and its own views of the long-term interests of the organization and its Shareholders. The Board of Directors have adopted the following organizational principles: • The Board of Directors must have a majority of independent directors. All directors except Mr. Sceli, who is our CEO, are considered independent within the meaning of National Instrument 58-101 - Corporate Governance Disclosure ("NI 58-101") and the listing rules of the NASDAQ and the TSX; • The Chair of the Board of Directors, Mr. Hancock, is considered independent within the meaning of NI 58-101 and the listing rules of the NASDAQ and the TSX; • During 2024, the Board of Directors maintained three standing committees (“Standing Committees”) and delegated specific responsibilities to each Committee. Each Committee operates under a charter and has a chair (“Committee Chair”) responsible for leadership and overall operation of the Committee. The Standing Committees are the Audit Committee, the HRC Committee, and the NCG Committee. • The Audit Chair, the NCG Chair and the HRC Chair positions are held by independent directors and all members of these Standing Committees are independent directors. • The Board frequently reviews the need for new committees and may establish new committees or disband current committees at its discretion according to evolving circumstances, legal and regulatory requirements, as well as best corporate governance practices; • The Board may form special committees and delegate specific responsibilities to address extraordinary matters; • At every Board and committee meeting, time is set aside for in camera discussion excluding any directors who are also officers or employees; and • Where appropriate, executive sessions of only independent directors are held, with these sessions being overseen by the Board Chair. Certain functions shall be the exclusive responsibility of independent directors, consulting closely with the Board Chair and CEO, who will then bring recommendations to the full Board of Directors for approval. These functions include: • revising the Board of Director charter from time to time • developing a position description for the Board Chair, the Chairs of each Committee, and the directors • developing a position description for the CEO, as well as indicators to measure the CEO's performance The Board, as well as each Standing Committee, may, in its discretion, and in consultation with the Board Chair, retain the services of independent outside professional advisors (financial, legal, compensation, other), at the expense of the Corporation, for the purpose of advising the Board or a Standing Committee in the execution of its responsibilities and duties. Board of Directors Skills Matrix Together with the Chair of the Board of Directors, the NCG Committee determines the expected skill set of new candidates by considering existing Board strengths and the needs of the organization. Directors must have an appropriate mix of skills, knowledge and experience in business and an understanding of the industry and the geographical areas in which we operate. We maintain a critical skills matrix which identifies areas which are necessary for the Board to carry out its mandate effectively – now and in the future. The NCG Committee reviews the matrix annually to confirm it continues to reflect the most relevant skills, experience, and competencies. The skills matrix is also used in determining the appropriate mix of directors on each of the Standing Committees. The following table identifies the skills and experience of our directors as ranked on a scale of one to three by each nominated director and defined below.

Section 2: Board of Directors | Structure & Composition of the Board & Election of Directors 25 | WESTPORT FUEL SYSTEMS INC. 2025 MANAGEMENT INFORMATION CIRCULAR Diversity The Board recognizes that diversity (including gender, as well as members of minority groups, geography, skills, competency and age) enriches the discussion, debate and facilitates a broader exchange of perspectives, which in turn, helps enable innovation, enhance balanced decision making, and improve business performance leading to greater organizational strength. Westport upholds its commitment to diversity through its diversity policy (the "Diversity Policy"), which sets out our commitment to actively considering candidates from diverse backgrounds based on merit, with a focus on gender diversity. For more information, please view the Diversity Policy here: https://s26.q4cdn.com/361830528/files/doc_govs/our_commitment/Diversity-Policy.pdf

Section 2: Board of Directors | Structure & Composition of the Board & Election of Directors WESTPORT FUEL SYSTEMS INC. 2025 MANAGEMENT INFORMATION CIRCULAR | 26 The Board makes director nominee decisions based on merit and remains committed to selecting the best person to fulfil these roles. We recognize that diversity (including gender, as well as members of minority groups, geography, skills, competency and age) at both the Board and within all levels of management is important to provide a wide range of perspectives, experience and expertise required in building an effective team. We believe that diverse views enrich the discussion and debate and facilitate a broader exchange of perspectives, which in turn, helps enable innovation, enhance balanced decision making, and improve business performance leading to greater organizational strength. Our Board is committed to upholding a gender balanced board as turnover occurs and consistent with this commitment, the Board has adopted a target of having women represent at least 30% of our Board. This commitment is reflected in both the Charter and in the Diversity Policy. At our 2025 Annual General and Special Meeting, 33% of the nominees for our Board are women, with one of the three Standing Committees chairs being a woman. Our current director nominees represent a well-rounded diversity of skills, knowledge, experience, and perspectives. All our nominees are seasoned leaders.

Section 2: Board of Directors | Structure & Composition of the Board & Election of Directors

The organization has gone through a transformation period over the past two years with senior management positions and direct reports to the CEO having been reduced. While the Corporation has not set a specific gender target for executive officers, since 2023 the only appointments made internally at the Vice President level were to women: Vice President of Investor Relations (reporting to the CEO) and Vice President of Finance and Tax (reporting to the CFO).

The Corporation is committed to taking active measures to ensure candidate pools are diverse when assessing potential new executive officer candidates. Additionally, when using search firms to find executive officer candidates, the Corporation directs them to prioritize diversity, especially by including women candidates.

The diversity representation on the Board and among executive officers is set out in the following table:

BOARD AND EXECUTIVE OFFICER DIVERSITY MATRIX				
Country of Principle Executive Offices	Canada			
US Foreign Private Issuer	Yes			
Disclosure Prohibited Under Home Country Law	No			
Total Number of Directors	6			
	Female	**Male**	**Non-Binary**	**Did not Disclose Gender**
Part 1: Gender Identity				
Directors to be nominated	2 (33%)	4 (67%)	-	-
Executive Officers	0	4	-	-
Part 2: Demographic Background				
Underrepresented Individual in Home Country Jurisdiction	-			
LGBTQ+	-			
Did not disclose demographic background	-			

The level of representation of women and other diverse candidates has been and will continue to be considered by the Board, the HRC Committee and the NCG Committee in the making of executive officer appointments and director nominations. The Board and Executive Management continue to review and implement diversity practices to ensure we benefit from the broader range of perspectives and experience made possible by diversity of thought, background, and experience. For more information on diversity throughout the organization, please refer to our ESG Report available on our website at **wfsinc.com/sustainability**.

Position Descriptions

Position Description for the Board Chair and Committee Chairs

The Board of Directors has established a written description of the positions of the Board Chair and a general position description for the Standing Committee Chairs. A copy of each is posted and available on our website at **investors.wfsinc.com/governance/.**

Position Description for Chief Executive Officer

The Board of Directors has adopted a written position description for the CEO, a copy of which is posted and available on our website at **investors.wfsinc.com/governance/.**

Orientation & Continuing Education

Robust onboarding for new directors is critical, as well as ongoing comprehensive education and training for all Board members on key matters and to foster board effectiveness. In addition, all Board members are encouraged to participate in relevant external director education opportunities. The Board recognizes: (1) the importance of fostering an atmosphere of continuous enhancement, long-term value creation, and strengthening shareholder confidence; and (2) that institutional investors and regulators expect directors at public companies to continually enhance their skills and remain up to date of company and industry matters.

Director onboarding involves a combination of written materials, oral presentations, meetings with the Board and management and site visits where possible. Among the topics covered during onboarding are company purpose, history, strategy, financial condition,

27 | WESTPORT FUEL SYSTEMS INC. 2025 MANAGEMENT INFORMATION CIRCULAR

Section 2: Board of Directors | Additional Disclosure Relating to the Directors WESTPORT FUEL SYSTEMS INC. 2025 MANAGEMENT INFORMATION CIRCULAR | 28 risks, safety and soundness, ethics, core values, and corporate governance. To help new directors learn more about our business and their oversight roles within the organization, the onboarding process includes meetings with business segments, control and support groups, and visits to facilities as appropriate. This allows directors to better step into their oversight roles and begin making meaningful contributions to the Board more quickly. In-house educational sessions facilitated by management are provided to all directors throughout the year with a focus on topics specific to our business and industry. All new directors must participate in the director orientation program which commences promptly after the appointment of a new director. In addition, the Board of Directors periodically receives advice from outside legal counsel and its auditors regarding changes in the regulations applicable to the organization. Directors also participate in continuous learning activities as part of Continuing Education initiatives overseen by the NCG Committee. Continuing education covers a range of current topics including best practices in corporate governance, latest business and product information, cybersecurity, and data privacy matters, and ESG matters. Sessions are designed to maximize the knowledge and effectiveness of directors throughout their tenure and offer the opportunity to discuss in detail the changing risk environment, impacts on overall business strategy and achievement of our mission. During 2024 directors attended the education sessions provided by the Corporation. Meetings of the Board of Directors Our Board of Directors meets as needed during the year and a quorum for Board meetings requires a majority of its members to be in attendance. At every meeting, time is set aside for independent directors to meet without management present to discuss any procedural or substantive issues. The Audit Committee charter requires the committee to meet at least four times per calendar year in conjunction with the review and approval of annual and quarterly financial statements, management discussion, and analysis ("MD&A") and related filing. From June 13, 2024, to March 27, 2025, the Audit Committee met five times. The HRC Committee and NCG Committee charters require each committee to meet at least twice annually. From June 13, 2024, to March 27, 2025, the HRC committee met 7 times, and the NCG committee met 3 times. Detailed 2024/2025 attendance by current directors is summarized in each director biography found in "Section 2: Nominees for Election to the Board." Director Compensation The compensation structure of the Board of Directors is designed to attract and retain exceptionally talented and experienced directors, leading to our long-term success. This requires our directors to be adequately and competitively compensated. The Board of Directors has determined that directors should be compensated in a form and amount which is customary for comparable corporations, considering time commitment, responsibility, and trends in director compensation. As part of its mandate, the HRC Committee considers the responsibilities and time commitment required to be an effective director, as well as the competitiveness of our program based on relevant market data and the advice of an external compensation consultant. The HRC Committee makes recommendations to the Board based on this data and advice regarding Director compensation. Director Share Ownership Requirements The Board encourages directors to obtain a meaningful share ownership interest in Westport. In 2020 the Board approved an increase to the number of shares required to be held by non-employee directors. Under the share ownership guidelines applicable to all non- employee directors, each director must hold at least five times their annual cash retainer in Common Shares or Units, to be acquired over a five-year period. Due to the increased requirement for share ownership, the five-year acquisition time period was reset for all non-employee directors. Each of the non-employee directors complied with the guidelines regarding share ownership as of December 31, 2024, or is reasonably proceeding with compliance as of the applicable five-year anniversary of his or her initial election to the Board. For further details on director share ownership, please review the individual director biographies in "Section 2: Nominees for Election to the Board." Director Compensation Schedule Fixed annual retainers are used to compensate directors rather than a fee per meeting. The retainer is comprised of a combination of cash and equity (DSUs) compensation. In 2024, the HRC Committee completed a director compensation review with Hugessen Consulting ("Hugessen") which resulted in the elimination of Committee Member retainers. This adjustment was made to align with our strategic priority of reducing our cost structure and enhancing efficiencies. No changes were made to chair or non-chair director compensation cash retainer or equity compensation levels in 2024. Non-management directors are paid a base annualized cash board retainer and equity compensation and Committee Chairs are paid a base annualized cash committee chair retainer as reflected in the schedule below. At the June 13, 2024, Board Meeting the Board approved that Directors could elect to take all or a portion their cash retainers in the form of DSUs. Directors are also reimbursed for travel and other reasonable expenses incurred in connection with Board or committee meetings. Share-based awards are in the form

29 | WESTPORT FUEL SYSTEMS INC. 2025 MANAGEMENT INFORMATION CIRCULAR of DSUs. Mr. Sceli does not receive compensation for his role as a director and is instead compensated as a member of management. The following table outlines the Director compensation approved on June 13, 2024. DIRECTOR COMPENSATION SCHEDULE Annualized Cash Retainer Board Chair $65,000 Director $50,000 Committee Chair Retainer Audit Committee Chair $20,000 HRC Committee Chair $15,000 NCG Committee Chair $15,000 Equity Compensation Board Chair grant value $135,000 Director grant value $65,000

Section 2: Board of Directors | Director Compensation

2024 Director Compensation Summary

The total aggregate compensation, including the date of grant value for all equity awards and all other compensation, earned by the directors during the financial year ended December 31, 2024, was $1,107,268.

DIRECTOR COMPENSATION				
(Figures are in U.S. Dollars)	**Fees Earned**	**Share-Based Awards(1)**	**All Other Compensation**	**Total**
Daniel Hancock(2)	$ 37,380	$ 200,000		$ 237,380
Michele Buchignani(3)	$ 70,074	$ 65,000		$ 135,074
Brenda Eprile(4)	$ 36,446	$ 115,000		$ 151,446
Rita Forst(5)	$ 27,545			$ 27,545
Anthony Guglielmin(3)	$ 54,409	$ 100,000		$ 154,409
Karl-Viktor Schaller(2)	$ 60,916	$ 65,000		$ 125,916
Phil Hodge	$ 37,451	$ 115,000		$ 152,451
Eileen Wheatman	$ 58,047	$ 65,000		$ 123,047
			Total	$ 1,107,268

Notes:

1. *This amount represents the accounting fair value determined at the time of grant. In 2024 Directors could elect to take a portion of their cash retainers in the form of DSUs. Mr. Hancock, Ms. Eprile, Mr. Guglielmin and Mr. Hodge elected to take Cash Retainer amounts in DSUs as follows $65,000, $50,000, $35,000 and $50,000.*
2. *Mr. Hancock and Mr. Schaller each earned $25,000 in 2024 in consulting fees as members of Cespira's Board of Directors.*
3. *Ms. Buchignani was Audit Committee Chair for the period that Mr. Guglielmin was interim CEO. Mr. Guglielmin did not receive director fees during his time as interim CEO.*
4. *Ms. Eprile retired from the Board on January 6, 2025.*
5. *Ms. Forst retired from the Board on June 13, 2024.*

Incentive Plan Awards

The following table and notes detail information concerning all share-based awards vested during the 2024 financial year and outstanding on December 31, 2024, for the following individuals who were directors during the year ended December 31, 2024, excluding Mr. Sceli who received no compensation for his service as a director.

DIRECTOR AWARDS: VESTED/EARNED VALUES				
(Units or U.S. dollars)	**Vested**		**Unvested**	
	Qty	**Market Value ($)**	**Qty (1)**	**Market Value ($)**
Daniel Hancock			64,321	$ 230,269
Michele Buchignani			25,796	$ 92,350
Brenda Eprile			34,060	$ 121,935
Rita Forst(2)	6,500	$ 37,733		
Anthony Guglielmin			56,160	$ 201,053
Karl-Viktor Schaller			25,796	$ 92,350
Eileen Wheatman			25,796	$ 92,350
Phil Hodge			34,060	$ 121,935

Notes:

1. *In 2024 Directors could elect to take a portion of their cash retainers in the form of DSUs.*
2. *Ms. Forst retired from the Board on June 13, 2024.*

WESTPORT FUEL SYSTEMS INC. 2025 MANAGEMENT INFORMATION CIRCULAR | 30

Section 2: Board of Directors | Additional Disclosure Relating to the Directors 31 | WESTPORT FUEL SYSTEMS INC. 2025 MANAGEMENT INFORMATION CIRCULAR Additional Disclosure Relating to the Directors Other than as detailed below, no proposed director (in their personal capacity): 1. is, as at the date of this Circular, or has been, within ten years before the date of this Circular, a director, chief executive officer or chief financial officer of any company (including Westport) that, (a) was subject to a cease trade order, an order similar to a cease trade order or an order that denied the relevant company access to any exemption under securities legislation that was in effect for a period of more than 30 consecutive days (each, an "Order") that was issued while the proposed director was acting in the capacity as director, chief executive officer or chief financial officer; or (b) was subject to an Order that was issued after the proposed director ceased to be a director, chief executive officer or chief financial officer and which resulted from an event that occurred while that person was acting in the capacity as director, chief executive officer or chief financial officer; 2. is, as at the date of this Circular, or has been within ten years before the date of this Circular, a director or executive officer of any company (including Westport) that, while that person was acting in that capacity, or within a year of that person ceasing to act in that capacity, became bankrupt, made a proposal under any legislation relating to bankruptcy or insolvency or was subject to or instituted any proceedings, arrangement or compromise with creditors or had a receiver, receiver manager or trustee appointed to hold its assets; 3. has, within the ten years before the date of this Circular, become bankrupt, made a proposal under any legislation relating to bankruptcy or insolvency, or become subject to or instituted any proceedings, arrangement, or compromise with creditors, or had a receiver, receiver manager or trustee appointed to hold the assets of the proposed director; has entered into, at any time, a settlement agreement with a securities regulatory authority; or 4. has been subject to, at any time, any penalties or sanctions imposed by, (a) a court relating to securities legislation or a securities regulatory authority, or (b) a court or regulatory body that would likely be considered important to a reasonable security holder in deciding whether to vote for a proposed director. Other Directorships Some Board of Directors members are also directors of other reporting issuers (or equivalent). Such other directorships are disclosed in the individual nominee biographies under "Section 2: Nominees for Election to the Board." The Board of Directors Charter limits directors to a maximum of four outside public company directorships. In addition, the Board has adopted a policy that no more than two of our directors may serve on the same public company board without the prior consent of the Board Chair. The NCG Committee reviews the number of boards on which our directors serve to ensure directorships align with the Charter mandate, to protect from any potential over boarding and to help ensure the Board does not exceed two board interlocks. As of March 27, 2025, no director served on another public company's board of directors together. Indebtedness of Directors & Executive Officers None of the director nominees, proposed directors, executive officers or employees, former directors, executive officers, or employees at any time during the Corporation's last completed financial year, nor any of the associates of such persons, are or have been indebted to the Corporation or any of its subsidiaries at any time since the beginning of our most recent completed financial year. Furthermore, none of these persons were indebted to another entity where their indebtedness was the subject of a guarantee, support agreement, letter of credit or other similar arrangement or understanding provided by the Corporation or any of its subsidiaries. Interest of Informed Persons in Material Transactions Other than as described below or elsewhere in this Circular, no informed person, any proposed person nominated for election as a director, nor any associate or affiliate of any informed person or proposed director, has had any material interest, direct or indirect, in any transaction since the commencement of the Corporation's most recent financial year, nor in any proposed transaction which has materially affected or would materially affect Westport or any of its subsidiaries.

Section 4: Compensation Of Executive Officers | Named Executive Officers WESTPORT FUEL SYSTEMS INC. 2025 MANAGEMENT INFORMATION CIRCULAR | 32 Section 3: Corporate Governance Our Commitment to Integrity, Corporate Governance and Sustainability Effective corporate governance plays a significant role in protecting shareholder rights, helping to maximize shareholder value over time and assisting in the creation of a vibrant, dynamic, and successful corporation. Corporate governance includes our commitment to a culture of integrity and ethical and sustainable business practices. Corporate Governance at a Glance Presented in the table below are some highlights of Westport’s corporate governance practices. All the policies referenced in this section are available on our website at investors.wfsinc.com/governance/ Board Independence • 5 of our 6 directors are independent Independent Board Chair/Lead Independent Director • Daniel Hancock currently serves as our independent Board Chair • Our independent directors meet in regularly scheduled sessions without the presence of management at each board meeting • Shareholders can communicate with the independent directors through the Board Chair Board Composition • The Board has fixed the number of directors at six (6) • Our Board regularly assesses its performance and can adjust the number of directors according to need or as the opportunity arises to enhance the overall mix of skills and experience represented on our Board • Our Board has a diverse mix of skills, experience, and background; see "Section 2: Nominees to the Board" Majority Voting/Director Resignation Policy • Our Majority Voting Policy provides that any nominee for director in an uncontested election who receives a greater number of votes “withheld” than votes “for” his or her election must promptly tender his or her resignation to the Board for the Board’s consideration Independent Board Committees • We have three Board Standing Committees: Audit, Human Resources and Compensation; and Nominating and Corporate Governance • All Board committees are composed entirely of independent directors, and each has a written charter that is reviewed and reassessed annually by the NCG Committee and posted on our website Strategic Planning Oversight • Our Board and Executive Management dedicate at least one Board meeting per year to strategic planning • Strategic, financial, and capital plans are developed by the Executive Management team and reviewed by the Board for resource allocation and risk appetite before approval Risk Oversight • Our full Board is responsible for risk oversight and has designated committees to have particular oversight of certain key risks • Our Board oversees management as it fulfills its responsibilities for the assessment and mitigation of risks and for taking appropriate actions Succession Planning • Our Board actively monitors our management succession plans and receives regular updates on human capital management matters • At least annually, the Board reviews senior management succession and development plans • Our Board periodically evaluates Board succession processes to ensure directors with strong and diverse experiences can be attracted and selected for future Board seats Self-Evaluations • We have established an annual evaluation process for the Board, each Board Standing Committee, and each Board member which is overseen by the NCG Committee Director and NEO Share Ownership Requirements • Share ownership guidelines applicable to each non-employee director require a minimum holding of five times their annual cash retainer in Common Shares or Units, to be acquired over a five- year period • Executives are required to own Common Shares or Units with a value equivalent to: – CEO: three times base salary – Other Named Executive Officers: one times base salary

Section 3: Corporate Governance | Statement of Corporate Governance Practices 33 | WESTPORT FUEL SYSTEMS INC. 2025 MANAGEMENT INFORMATION CIRCULAR Continuous, Timely Disclosures • Our Board has adopted a disclosure policy ("Disclosure Policy") that requires fair, accurate and timely disclosure of material information regarding Westport and its business, and has established a disclosure committee ("Disclosure Committee") of management and legal counsel to ensure compliance with the policy • Our Board encourages management to consult with legal and financial advisors to confirm the Corporation is in compliance with securities legislation in Canada and the United States regarding material information about public companies and receives reports in this regard • The Board is cognizant of Westport's timely disclosure obligations and, either directly or through committees, reviews all "core" disclosure documents, such as financial statements, MD&A, certain press releases (principally those relating to financial results, MD&A, Annual Information Forms, and other core disclosure documents), and ESG Reports prior to distribution Insider Trading and Clawback Policies • The Board has established a written Insider Trading Policy ("Insider Trading Policy"), an Anti- Hedging ("Anti-Hedging Policy") and a Clawback Policy ("Clawback Policy"), which outline the trading obligations of Board members, officers and employees and prohibit engagement in hedging against future declines in the market value of the Corporation's shares • The Insider Trading Policy establishes procedures relating to the disclosure of material non-public information, the disclosure of corporate information, and the filing of insider reports in accordance with securities law; insider trading training is a critical component of our annual ethics and code of conduct education for all employees Material Transactions • Our Board has the expectation that all material transactions are thoroughly reviewed and authorized by the Board before being undertaken by management • The Board must comply with the conflict-of-interest provisions of the ABCA and relevant securities regulatory instruments and stock exchange policies (which require that interested directors excuse themselves from the consideration of, and voting on, matters in which they have a material interest) • Our Board takes appropriate actions to ensure its directors exercise independent judgment in considering transactions and agreements with respect to whether a director or executive officer has a material interest. Under the Code, in the case of any material interest in a contract, directors have an obligation to disclose the information, followed by a review process led by the Board. • The Board is required to complete an annual independence questionnaire to assess and monitor any material transactions. Ethics and Commitment to Integrity • Our Code of Conduct, with annual certification by all directors, officers and employees, is disclosed on our website at https://wfsinc.com/about/commitment-to-integrity/ • We have an active ethics and compliance program led by our Director of Compliance, which includes regular employee and directors ethics training, Code of Conduct training and certifications by employees and directors • On a quarterly basis and at year-end, the Director of Compliance provides a comprehensive compliance report to the Audit Committee. Environmental, Social and Governance • The Board is undertaking oversight functions in this area with input from its Standing Committees on matters that fall within their specific responsibilities and expertise • The Audit, Human Resources and Compensation, and the Nominating and Corporate Governance Committees review and assess ESG-related issues specific to their committee responsibility Corporate Guidelines for Business Conduct Demonstrating our commitment to the values of integrity, respect, and perseverance is key to the success of our Board of Directors, Executive Management, and all employees. We count on every employee and every member of our global network to build business relationships and make decisions in a way that honors our values. We adhere to complex and ever-changing laws, regulations, and requirements that impact our markets, our product offerings, and our compliance efforts. As part of its responsibility for the stewardship of Westport, the Board of Directors seeks to foster a culture of ethical conduct by requiring Westport to carry out its business in line with high business and moral standards and applicable legal and financial requirements. Our Code of Conduct (“Code”) reflects our commitment to a culture of honesty, integrity and accountability and outlines the guidelines for the conduct expected from directors, officers, employees, contractors, agents, and consultants who act on behalf of Westport in any business dealings. A copy of our Code can be found on our website at wfsinc.com/about/commitment-to- integrity/

Section 3: Corporate Governance | Code of Conduct and Ethics WESTPORT FUEL SYSTEMS INC. 2025 MANAGEMENT INFORMATION CIRCULAR | 34 Only the Audit Committee can amend or grant waivers from the provisions of the Code relating to our directors and executive officers. Compliance and Ethics Training All directors, officers and employees are provided with a copy of our Code each year and must certify their understanding of and compliance with the Code. In addition, all directors, officers, and employees must complete interactive online ethics training addressing subjects within the Code. This course is part of our broader compliance program led by our Compliance Officer and is administered by a third party. Topics include, but are not limited to: • Discrimination • Financial Integrity • Gifts, Entertainment and Hospitality • Information Security • Insider Trading • Working with Third Parties • Anti-Corruption We have established a written global policy called the Anti-Corruption and Prevention of Bribery Principles Policy that sets out our commitment to full compliance with Canada’s Corruption of Foreign Public Officials Act ("CFPOA"), the U.S. Foreign Corrupt Practices Act ("FCPA"), and any local anti-bribery or anti-corruption laws that may be applicable in any jurisdiction in which we operate. This policy supplements the Code and provides guidelines for compliance with the CFPOA, FCPA, and other relevant laws world-wide along with definitions of bribery and corruption. Directors, officers, employees, and contractors must complete online training as part of our compliance certification requirements. A written Whistleblower Policy (the "Whistleblower Policy") has been established which outlines our commitment to open communication and transparency. This Whistleblower Policy establishes standards and procedures that allow employees to report concerns or complaints about corporate conduct with the assurance they will be protected from retaliation, reprisals, or victimization for all such reporting. Anyone conducting business with or on behalf of Westport is encouraged to communicate concerns before they become problems. Concerns relating to any matter which, in the view of the person expressing the concern or complaint, is illegal, unethical, contrary to our Code or policies, or in some other manner not right or proper can be reported confidentially and anonymously through Westport’s ethics hotline via westport.ethicspoint.com, email to the ethics hotline alert email address, or anonymously through our intranet. Alternatively, concerns may be directed to the Board Chair or the Audit Committee Chair. The Board's Role in Risk Oversight Our Board and its Standing Committees play a key role in oversight of our risk culture, setting the "tone at the top" and holding management accountable for its maintenance of high ethical standards and effective policies and practices to protect our reputation, assets, and business. In performing its oversight function, the Board and its Standing Committees maintain regular, active, and open communication and discussions with Executive Management. This is accomplished in several ways by: • prioritizing the importance of specific qualifications for each individual Board member, and the overall Board and Standing Committee leadership structures and composition, as described earlier in this Circular; • overseeing management's identification, measure, monitoring, and control of our material risks, including compliance risk and conduct risk; • requesting and receiving briefings from Executive Management on matters relating to risk identification and assessment of principle risks; and • overseeing our incentive plan design and governance processes to provide an appropriate balance of risk and compensation outcomes. For more details see "Section 4: Compensation Risk Management Practice."

Section 3: Corporate Governance | Strategy Oversight and Enterprise Risk Management 35 | WESTPORT FUEL SYSTEMS INC. 2025 MANAGEMENT INFORMATION CIRCULAR Board Accountability to stakeholders for organizational oversight Roles: integrity, leadership, transparency Audit Committee Human Resources & Compensation Committee Nominating & Corporate Governance Committee • Oversees identification and assessment of principal risks that impact the financial reporting of the Corporation  • Works with Executive Management to identify, monitor and address material financial and accounting risks to our business  • Oversees legal and regulatory compliance pertaining to financial reporting and promotion of legal and ethical conduct  • Reviews and assesses the adequacy of the reporting systems and related internal controls relating to ESG matters   • Ensures appropriate mitigation of compensation and talent risk, through review and approval of our compensation policies and practices. This includes: • Compensation risk management policies • Design and oversight of executive compensation program with objectives of attracting, retaining, motivating skilled and experienced executive leadership while appropriately balancing incentives and risk • Oversight of diversity and inclusion policies and any risk- related issues • Monitors risks with respect to the effectiveness of the Board and considers aspects such as director succession and Board composition • Oversees the principal policies that guide our overall corporate governance • Reviews and assesses corporate governance issues and policies including ESG- related matters

Section 3: Corporate Governance | Strategy Oversight and Enterprise Risk Management WESTPORT FUEL SYSTEMS INC. 2025 MANAGEMENT INFORMATION CIRCULAR | 36 Strategic Planning Oversight The Board and Executive Management dedicate at least one Board meeting per year to strategic planning. During the strategic planning meeting the Board considers emerging trends, the competitive environment, risk management issues including cybersecurity and corporate social responsibility initiatives, and any other significant business issues and product portfolio adjustments that are important as it reviews and determines the Corporation's strategic direction. Strategic, financial, and capital plans are developed by Executive Management and reviewed by the Board for resource allocation and risk appetite before approval. During the year, the Board monitors the progress in fulfilling our strategic and operating plans and receives regular updates from the CEO and other members of the Executive Management team on strategic developments and performance against the strategic plan. Cybersecurity and Information Security Risk Oversight The Corporation's Information Technology ("IT") function manages its cyber resilience efforts through a variety of relevant organizational functions. Their mandate includes defining the Corporation's cyber resilience framework, identifying and measuring risks, building the business continuity strategy and tactics, disaster recovery plans, capturing key business information security risks beyond IT and reporting any incidents. The head of IT provides regular updates to the Audit Committee with analysis, mitigation strategies and incident reporting being reported to the Board. Additionally, the IT function's cybersecurity team works with local HR and stakeholders in our European locations to ensure compliance with GDPR (General Data Protection Regulations). The team consistently monitors our digital public presence and adjusts and updates our privacy protocols and procedures as necessary to protect our customers' privacy and internal data. In 2024, a quarterly cybersecurity awareness training program was completed focused on developing awareness of threats and how to recognize them. Working in concert with an information security partner, the Corporation has implemented a global security operations center with breach detection, prevention, event management and reporting. The Board receives prompt and timely information from management on any cybersecurity or information security incident that may pose significant risk to our organization and continues to receive regular reports on the incident until its conclusion. In 2024 there were no reported incidents of information or cyber breaches. Also, our Board receives management reports on key developments and incidents across our industry and specific information about peers and vendors. Cybersecurity governance highlights: • Cross-functional approach to addressing cybersecurity risk with legal and internal audit group members presenting on key topics • Global presence with employees and 24/7 cyber threat communications • Collaborative approach, working with a wide range of key stakeholders to manage risk, and share and respond to intelligence Environmental and Social Sustainability Oversight At Westport, we aspire to create a world where climate change is mitigated, and global air quality contributes to a healthy society making ESG part of the fabric of our business. Assessing environmental and social practices and understanding the potential impact of ESG issues on our operations and business is a critical oversight activity for the Board. The Board undertakes its oversight functions in this area with input from its Standing Committees on matters that fall within their responsibilities and expertise. We continue to review and strengthen our ESG governance practices and management processes, advancing our stakeholder engagement practices, and taking steps to engage our customers and supply chain. The company's ESG Steering Committee is led by our CEO and includes our CFO, executive vice presidents, and vice-presidents from across our businesses, regions, and functions. The ESG Steering Committee oversees Westport’s ESG Strategy, aligned with our business strategy and informed by external research, materiality assessment outcomes, and ongoing internal and external stakeholder engagement to approve core programs and objectives. It focuses our efforts on four key areas across our value chain of climate action, safe, diverse, and inclusive culture, responsible sourcing, and our continued commitment to integrity.

Section 3: Corporate Governance | Strategy Oversight and Enterprise Risk Management 37 | WESTPORT FUEL SYSTEMS INC. 2025 MANAGEMENT INFORMATION CIRCULAR ESG Reporting Our annual ESG report provides three years of environmental and social data across our global operations, providing a valuable tool for investors and stakeholders to review specific material ESG topics, opportunities, and performance. Our most recent ESG report can be found on our website at wfsinc.com/sustainability/. Board of Director Committees Committees Purpose & Responsibility Our Board of Directors has established three Standing Committees including the Audit Committee, the HRC Committee, and the NCG Committee. All board members have access to all committee reports and materials and are welcome to attend any Standing Committee meetings. Quorum for Standing Committee meetings requires a majority of the committee members to be in attendance. The Audit Committee quorum has two members, and one must be the Audit Committee Chair. The quorum for the HRC and NCG Committees consists of a majority of committee members, and one must be the Committee Chair. From time to time, the Board of Directors may establish ad hoc committees with specific purposes. Detailed information about the Board’s Standing Committees, including the committee members and a brief review of each committee’s responsibilities is discussed below. Changes to Composition of Standing Committees The Board of Directors, on the advice of the NCG Committee, considers the periodic rotation of the membership of each Standing Committee and, from time to time as the Board of Directors sees fit, rotates chair leadership of the committees.

Section 3: Corporate Governance | Board of Directors Committees WESTPORT FUEL SYSTEMS INC. 2025 MANAGEMENT INFORMATION CIRCULAR | 38 Standing Committee Descriptions and Membership AUDIT COMMITTEE FY2024 Meetings (From June 13, 2024 to March 27, 2025): 4 KEY RESPONSIBILITIES The principal functions of the Audit Committee are to: • select, approve the compensation, and assess the independence of our independent registered public accounting firm; • review and approve management’s plan for engaging the independent registered public accounting firm during the year to perform non-audit services and consider what effect these services will have on the independence of our independent registered public accounting firm • review our annual financial statements and other financial reports which require review and/or approval by the Board • oversee the integrity of our financial statements and our systems of disclosure and internal controls over financial reporting and our compliance with legal and regulatory requirements • review the scope of audit plans of our independent registered public accounting firm and the results of its audit • evaluate the performance of our independent registered public accounting firm • review our quarterly earnings releases • review all related-party transactions for potential conflicts of interest and approve all such transactions • review and evaluate our risk management plans, including information technology security and data privacy compliance • oversee compliance with our Code of Ethics for the chief executive officer and senior financial officers; compliance with corporate securities trading policies; compliance with legal and regulatory requirements applicable to our financial statements; and financial risk exposures MEMBERS • Anthony Guglielmin, Chair • Brenda Eprile (1) • Michele Buchignani • Eileen Wheatman CHARTER The Board of Directors has adopted a written charter for the Audit Committee, a copy of which is available on our website at investors.wfsinc.com/governance/ QUALIFICATIONS Each member of the Audit Committee is required to possess a basic level of "financial literacy" and at least one member should qualify as an "audit committee financial expert" (as defined by Item 407(d)(5) of Regulation S-K under the Securities Exchange Act of 1934, as amended, (the "Exchange Act")) and be financially sophisticated as described in Section 5605(c)(2)(A) of the NASDAQ Manual. All members of the Audit Committee are independent and financially literate. FURTHER INFORMATION Additional information relating to the Audit Committee required to be disclosed pursuant to Form 52-110F1 - Audit Committee Information Required in an AIF can be found under the heading "Audit Committee Matters" in the Annual Information Form of the Corporation.

Section 3: Corporate Governance | Board of Directors Committees 39 | WESTPORT FUEL SYSTEMS INC. 2025 MANAGEMENT INFORMATION CIRCULAR NOMINATING AND CORPORATE GOVERNANCE COMMITTEE FY2024 Meetings (From June 13, 2024 to March 27, 2025): 3 KEY RESPONSIBILITIES The principal functions of the NCG Committee are to: • oversee the composition of the Board of Directors to assure that the appropriate knowledge, skills, and experience are represented including succession planning • oversee corporate governance to ensure effective functioning of the Board • discuss with the Board of Directors standards to be applied in making determinations as to the independence of directors • review the effectiveness of the Board of Directors, including but not limited to, considering the size and desired skills of the Board of Directors and the performance of individual directors, as well as the collective • performance of the Board of Directors • review and approve related party transactions • oversee the onboarding and continuing education for directors • oversee shareholder engagement MEMBERS • Philip Hodge, Chair • Anthony Guglielmin • Karl-Viktor Schaller CHARTER The Board of Directors has adopted a written charter for the NCG Committee, a copy of which is available on our website at investors.wfsinc.com/governance QUALIFICATIONS All members of the NCG Committee are independent. FURTHER INFORMATION The NCG Committee, with the Standing Committee Chairs, completes an annual review of the Charters of the Board and Standing Committees and makes recommendations to the Board for discussion and final approval. HUMAN RESOURCES AND COMPENSATION COMMITTEE FY2024 Meetings (From June 13, 2024 to March 27, 2025): 7 KEY RESPONSIBILITIES The principal functions of the HRC Committee are to: • review and approve corporate goals and objectives tied to the compensation of our Chief Executive Officer • evaluate the performance of our Chief Executive Officer specific to our corporate goals and objectives and determine his compensation • review and approve the compensation of our other senior officers • review and establish our overall compensation philosophy policy • retain and approve the compensation of compensation advisor(s) • review and approve our policies and procedures for equity-based incentive awards • review and make recommendations to the Board concerning our director compensation • approve the report required by the rules of the SEC and Canadian Securities Administrators to be included in our annual management information circular • oversee our human capital management, including diversity, equity and inclusion initiatives MEMBERS • Michele Buchignani, Chair • Brenda Eprile(1) • Philip Hodge • Eileen Wheatman CHARTER The HRC Committee operates under a Board approved charter that spells out the HRC Committee’s major duties and responsibilities. This charter is available on our website at investors.wfsinc.com/governance/ QUALIFICATIONS All members of the HRC Committee are independent. FURTHER INFORMATION For information relating to executive compensation, see "Section: Executive Compensation Discussion and Analysis" Notes: 1. Ms. Eprile retired from the Board on January 6, 2025.

Section 3: Corporate Governance | Board of Directors Committees WESTPORT FUEL SYSTEMS INC. 2025 MANAGEMENT INFORMATION CIRCULAR | 40 Section 4: Compensation of Executive Officers Named Executive Officers The following discussion relates to the compensation program for Westport Fuel Systems' Chief Executive Officer (CEO), the Chief Financial Officer (CFO) and the next three most highly compensated executives in 2024 (collectively "NEOs"). In 2024, Westport appointed Daniel Sceli as the Corporation’s new CEO and a member of the Westport Board of Directors -- assuming the role from Anthony Guglielmin who served as Interim CEO from August 2023 through to January 16, 2024. Daniel Sceli Chief Executive Officer Bill Larkin Chief Financial Officer Lance Follett Chief Legal Officer & Executive Vice President, Corporate Development Bart van Aerle Executive Vice President, Independent Aftermarket & Light Duty Original Equipment Manufacturing Marco Seimandi Vice President, India Anthony Guglielmin (1) Interim Chief Executive Officer Notes: 1. Mr. Anthony Guglielmin, who serves on the Westport Board and was Chair of the Audit Committee, was appointed Interim Chief Executive Officer from August 22, 2023 to January 16, 2024.

Section 4: Compensation of Executive Officers | Compensation Governance 41 | WESTPORT FUEL SYSTEMS INC. 2025 MANAGEMENT INFORMATION CIRCULAR Executive Summary Executive Compensation Philosophy Our compensation philosophy is to pay for performance over the long-term, as well as on an annual basis. Our performance considerations include both financial and non-financial measures—including the way results are achieved—for the Corporation, line of business, and the individual. The “Compensation Governance" section below presents the range of performance and governance considerations the HRC Committee considers as inputs into compensation decisions. These factors are evaluated each year and have remained consistent over time as part of a balanced and disciplined approach to the compensation decision process. Within that framework, key company, and segment performance considerations for 2024 and the "Individual performance highlights" are the key considerations for the performance for each of our NEOs. These considerations reinforce and promote fiscal discipline and responsible growth and maintain alignment with our executive compensation philosophy. Our executive compensation program provides a mix of salary, incentives, and benefits paid overtime to align executive officer and shareholder interests. Our HRC Committee is responsible for approving our compensation strategy and philosophy and the compensation programs applicable to our named executive officers. 2024 Year End Financial Performance Revenues for the year ended December 31, 2024 decreased by 9% to $302.2 million compared to $331.8 million in the prior year, primarily driven by the transition of the Heavy-duty OEM business into our Cespira joint venture with the Volvo Group, and partially offset by an increase in revenue in our Light-Duty segment. We reported a net loss of $21.8 million for the year ended December 31, 2024 compared to a net loss of $49.7 million for the prior year. The net positive change was primarily the result of: • gross margins improved $8.7 million compared to the prior year, from 15% of revenue for the year ended December 31, 2023, to 19% of revenue for the year ended December 31, 2024; • $15.2 million gain on deconsolidation of the HPDI business in the formation of Cespira on June 3, 2024; • reductions in operating expenditures and depreciation and amortization expense due to continuation of the HPDI business in Cespira; and • partially offset by higher income tax expense and foreign exchange losses in the year. Cash and cash equivalents were $37.6 million as at December 31, 2024. Cash provided by operating activities during the year was $7.2 million, primarily from a positive reduction in working capital of $16.4 million. Cash provided by investing activities include the sale of investments for $30.0 million for proceeds received from the sale of 45% ownership interest in Cespira to Volvo Group, sale of our remaining interest in WWI, and 26% interest in Minda Westport Technologies Limited ("MWTL"), partially offset by the purchase of capital assets of $16.9 million, and $9.9 million in capital contributions to Cespira. Cash used in financing activities was net debt repayments of $25.2 million in the year. On January 10, 2024, Westport borrowed $3.8 million in a new term loan with principal repayments starting in 2025. We reported negative adjusted EBITDA of $11.2 million (see "Non-GAAP Measures" section in the MD&A) during the year ended December 31, 2024 as compared to negative adjusted EBITDA $21.5 million for the same period in 2023. In June 2024, Westport announced the closing of Cespira, the HPDI joint venture with Volvo Group. Cespira is working to accelerate the commercialization and global adoption of the HPDI™ fuel system technology for long-haul and off-road applications.

Section 4: Compensation of Executive Officers | Compensation Governance WESTPORT FUEL SYSTEMS INC. 2025 MANAGEMENT INFORMATION CIRCULAR | 42 Compensation Governance The HRC Committee is responsible for administering our executive compensation program which, among other things, includes: • Determining the compensation for our Executive Management including base salary, short and long-term incentive opportunities, performance benchmarking and market analysis • Reviewing, approving and administering our executive compensation plans, including our equity plans • Establishing performance objectives under our short and long-term incentive plans • Determining the attainment of performance objectives and the resulting awards pursuant to our short-term incentive plan ("STIP") and long-term incentive plan ("LTIP") • Evaluating CEO performance and the performance and capabilities of Executive Management, based on input from the CEO • Evaluating executive officer compensation practices to ensure they remain equitable and competitive • Reviewing succession planning for executive officer positions including the CEO • Reviewing and approving the mandate and terms of the Compensation Consultant • Approving employee benefit plans To provide support and assistance to the governance and oversight of our compensation process, the HRC Committee originally retained Hugessen ("Hugesson" or "Compensation Consultant") on September 26, 2019 as an independent compensation advisor to provide executive and director compensation consulting services. Hugessen is selected and retained by and reports to the HRC Committee and participates in certain HRC Committee meetings where executive compensation matters are discussed. As part of its engagement, Hugessen provides the following services: • reviews market data and participates in the design of executive compensation programs to help the HRC Committee evaluate the linkage between pay and performance, including selection of peer group companies and market data analysis; • informs the HRC Committee on market trends, as well as regulatory issues and developments and how they may impact the Corporation's executive compensation programs; and • reviews and advises the HRC Committee regarding director compensation, including market trends, as well as regulatory issues and developments regarding director compensation. The HRC committee seeks review and input from Hugessen as required, including with respect to proposals from management. Additionally, the HRC Committee and Hugessen will meet without management present to make final decisions or recommendations to the Board. This supports responsible oversight of executive compensation. Recommendations made by the HRC Committee are based on multiple sources including advice received from our Compensation Consultant. Services provided by Hugessen in 2024 were related to executive and director compensation. No other services were performed by Hugessen and no other fees were paid in 2024. In 2024 no significant changes were made to the compensation plans, as in late 2023 the peer group was re-evaluated resulting in lower fees in 2024. The table below summarizes the fees paid in relation to executive and director compensation consulting services for the past two financial years. Any additional consulting services required by the Compensation Consultant outside of those relating to executive compensation must be pre-approved by the HRC Committee before proceeding. COMPENSATION CONSULTANT SERVICES PERFORMED Hugessen Consulting Inc. 12/31/2024 12/31/2023 Executive compensation-related fees $35,745 $143,394 All other fees — — Total $35,745 $143,394

Section 4: Compensation Of Executive Officers | Executive Compensation and Shareholder Interests 43 | WESTPORT FUEL SYSTEMS INC. 2025 MANAGEMENT INFORMATION CIRCULAR Executive Compensation and Shareholder Interests Westport maintains its commitment to building long-term shareholder value by using a balanced performance measurement framework aligned with our key performance metrics and ensuring adherence to general governance best practices. The following table outlines some of the best practices the HRC Committee employs in implementing the compensation program: What We Do What We Don't Do • Provide a meaningful part of pay which is "at risk" and contingent upon corporate and individual performance • Ensure the pay opportunity is capped • Retain external experts who report directly to the HRC Committee • Benchmark pay levels and mix to other organizations of comparable size in the same industry and geographic areas • Ensure the majority of executive long-term compensation vests based on performance • Ensure the short-term incentive award criteria is well defined, aligned to business strategy and reflects pay for performance • Mitigate risk by having Anti-Hedging and Clawback policies in place • Include a “double trigger” in executive employment agreements so that severance payments are due upon a change of control only if employment is also effectively terminated • Align executive interests with Shareholders’ by having equity ownership guidelines • Provide Shareholders an opportunity to have their say on executive pay decisions through an annual advisory vote • No offering or repricing of stock options • No offering of tax gross ups • No pledging of our Common Shares as collateral for a loan or holding our Common Shares in margin accounts • No hedging or "short sales" of our shares • No defined benefit retirement plan or supplemental executive retirement plan • No excessive executive perquisites • No issuance of severance above applicable common-law entitlements; instead, efforts are made to keep severance entitlements in line with industry best practice Compensation Risk Management Promoting appropriately incented behaviors is an essential part of the compensation setting process. The HRC Committee believes measured risk is necessary for continued growth and innovation, but that risks should be encouraged within parameters that are appropriate for the long-term health and sustainability of the business. Performance relative to incentive targets is regularly reviewed and the HRC Committee is updated periodically to effectively monitor performance and manage inherent risk. The HRC Committee believes annual STIP bonus plans and LTIP awards granted to Executive Management should tie to business performance goals, such as revenue, adjusted EBIT, Operating Cash Flow, and strategic performance objectives. These metrics encourage an ownership mindset in overall business performance, and are subject to a maximum payout cap. We have implemented a Clawback Policy to ensure that incentive compensation is paid based on accurate financial data. Executives may be required to forfeit or pay back any excess bonus amounts, or equity-based compensation should the Corporation's financial statements be restated because of material non-compliance with any financial reporting requirements under applicable securities laws (other than a restatement due to a change in financial accounting rules). We have also adopted an Anti-Hedging Policy which prohibits officers, directors, and employees from engaging in hedging against future decreases in the market value of our securities of the Corporation through the purchase of financial instruments designed to hedge or offset such risk. Additionally, Westport, as a foreign private issuer, is subject to certain U.S. legislation, including provisions of the Sarbanes-Oxley Act. The Sarbanes-Oxley Act provides that in the event an issuer is required to prepare an accounting restatement as a result of the material non-compliance of the issuer with any financial reporting requirement, the chief executive officer and the chief financial officer of the issuer will be required to reimburse the issuer for certain elements of such executive's compensation. In Westport’s case, the elements include annual bonus and PSUs issued under our omnibus incentive plan (the "Omnibus Plan"). Westport abides by these laws. Share Ownership Requirements Non-employee directors and executive officers are required to meet share ownership guidelines and hold equity in the Corporation to align their interests with those of our shareholders:

Section 4: Compensation Of Executive Officers | Executive Compensation

- Our non-employee directors are required to hold a minimum of five times their annual cash retainer in Common Shares or Units
- Each of our Executive Management, except for the CEO, is required to hold a minimum of one time of their annual base salary in Common Shares or Units
- The CEO is required to hold a minimum of three times of their annual base salary in Common Shares or Units
- Non-employee directors have five years from the later of April 2020 or the date the director joined the Board, as applicable, to accumulate the minimum threshold required under the share ownership guidelines. NEOs (including the CEO) have five years from the date they are appointed an executive officer to accumulate the minimum threshold required under the share ownership guidelines. For NEOs, the ownership threshold is based on the individual's annual base salary for the preceding financial year

The value of the Common Shares or Units owned by each non-employee director and NEO for the purposes of achieving the share ownership guidelines is the greater of: (i) the acquisition cost of any Common Shares and the grant price of any Units; and (ii) the market value of the Common Shares at the time of the determination. The table below summarizes each NEO's holdings:

CURRENT NEO SHARE OWNERSHIP AND MINIMUM REQUIREMENT

Name[(1)]	Common Shares	Share Units	Total Value of Equity[(2)]	Share Ownership Requirement[(3)]	Years Remaining
Dan Sceli	3,596	66,396	$ 438,685	$ 1,467,538	In Progress
Bill Larkin	23,460	38,196	$ 443,752	$ 400,000	Achieved
Lance Follett	22,964	19,930	$ 288,522	$ 270,144	Achieved
Bart van Aerle	1,880	13,616	$ 127,845	$ 243,426	In Progress

Notes:

1. *Marco Seimandi as a Vice President is not subject to minimum share ownership requirements*
2. *The value of the Common Shares or Units owned by each non-employee director and NEO for the purposes of achieving the share ownership guidelines is the greater of: (i) the acquisition cost of any Common Shares and the grant price of any Units; and (ii) the market value of the Common Shares at the time of the determination. In determining each executive's compliance with the share ownership guidelines in the table above, Westport included the value of the closing price of the Common Shares underlying on the NASDAQ as of December 31, 2024 ($3.58), the value of Restricted Share Units, and Performance Share Units using the grant price at the time of grant.*
3. *Shareholding requirements are calculated for the CEO as three times base salary and for the remaining NEOs at one times base salary.*

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Section 4: Compensation of Executive Officers | Elements of our Executive Compensation Program

Compensation Discussion and Analysis

Our executive compensation program is designed to retain, attract, motivate, and reward our executives who advance our strategic, financial and operational objectives and thereby enhance shareholder value. The HRC Committee believes the executive compensation program's underlying philosophy and related policies maintain a robust pay-for-performance alignment which factors in the median levels of both local market and peer compensation data to balance pay mix and level targets of its executives and employees.

Within our global operations, Westport's compensation program is based on the following philosophy:

- **Pay for performance** - salary, bonus and equity awards are linked to both corporate performance and achievement of goals against an individual's area of responsibility
- **Long-term incentives** - balance retention and performance-based equity compensation to be aligned with shareholder value creation
- **Competitive total compensation** - factors in the median levels of both a defined comparator group of peers' compensation and local market data to balance pay mix and level targets for executives and employees across the geographies in which we operate.

Determination of Compensation

As part of the compensation setting process, the HRC Committee establishes the compensation philosophy and evaluates the design and merits of executive compensation programs through comprehensive reviews to ensure the executive compensation and benefit programs align with shareholders' best interests, while considering any risks associated with our compensation policies and practices. The HRC Committee's recommendations factor in the competitiveness for talent and are reached primarily by comparison of the remuneration paid by us with the remuneration paid by other comparable public companies to Westport or companies of similar business lines, geography and complexity of operations and following consultation with Hugessen.

The HRC Committee considers a range of factors in making executive compensation decisions, including but not limited to an individual's performance, benchmarking data, compensation risk considerations (succession and retention), long-term strategic objectives, prior equity-based compensation awards, feedback from shareholders and other stakeholders and general information relating to executive compensation trends and developments. A key component in such decisions is benchmark analysis conducted by Hugessen, which assists in determining whether our executive compensation program is both reasonable in relation to competitive pay levels and appropriate in supporting business objectives that encourage a positive performance-based culture. Our current philosophy is to target pay at the median of the Comparator Group (defined below) recognizing that pay is often correlated with company size.

Consistent with prior years, the HRC Committee examines in detail the compensation paid by similar companies that satisfy our selection criteria (the "Comparator Group").

In the fall of 2023 Westport completed a comprehensive review of its Comparator Group against selection criteria which included revenue, global scope, EBITDA, Total Enterprise Value ("**TEV**"), market capitalization, business complexity, industry presence and geography.

As a result, a new Comparator Group was adopted to ensure a more robust and relevant set of peer data would be used as the basis for compensation program reviews and overall compensation decision making going forward. The table below outlines the 20 companies which form the new Comparator Group ("**2024 Comparator Group**") and includes 8 U.S., 7 European, 3 United Kingdom and 2 Canadian based companies:

Bulten AB (publ)	Ideanomics, Inc.	Somero Enterprises, Inc.
Ballar Dewhurst Group Plc	Landi Renzo S.p.A.	Strattec Security Corporation
FreightCar America, Inc.	Luceco plc	Tesmec S.p.A.
Gencor Industries, Inc.	Manitex International, Inc.	Tornado Global Hydrovacs
Glaston Oyj Abp	Mincon Group plc	Twin Disc, Incorporated
GreenPower Motor Company	Mpac Group plc	Xos, Inc.
hGears AG	PWO AG	

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Section 4: Compensation of Executive Officers | Elements of our Executive Compensation Program

The HRC Committee believes the 2024 Comparator Group offers a more reasonable benchmarking of compensation and is the primary data source used by Westport to determine design (structure and metrics), pay mix, position of base salary, and performance-based incentive programs for executive compensation.

For more information on the LTIP, please see "**Section 4: Elements of our Executive Compensation Program: Long-Term Incentive Plan.**"

Executive Compensation At Risk

A significant portion of executive pay is designed to be "at risk", meaning that it is not a guaranteed payment, and that payment varies with performance. To align with our pay for performance philosophy, a substantial percentage of the executives' total compensation is comprised of short-term and long-term incentives which link directly to corporate performance and / or relative total shareholder return ("TSR"). The following table shows the targeted mix of compensation components and demonstrates the proportion of "at risk" pay for the CEO, CFO and other NEOs relative to total compensation.

TARGETED MIX OF COMPENSATION COMPONENTS

	Program Element	CEO		CFO		NEO	
Fixed	Base Salary	27%		40%		50% - 58%	
At-Risk	Short-Term Incentive	27%	**73%**	30%	**60%**	21% - 25%	**42% - 50%**
	Long-Term Incentive	46%		30%		21% - 25%	

For summary of actual compensation for the 2024 financial year, see the following section **"Executive Compensation Figures and Tables."**

Elements of Our Executive Compensation Program

Element			Objective	Performance Period	Form
Total Direct Compensation					
Fixed	Short- Term	**Base Salary**	Market competitive compensation for skills and experience aligned with responsibilities to attract and retain key top talent.	1 Year	Cash
At Risk		**Short-term Incentive**	Motivate and reward achievement of determined and measured financial, operating and strategic goals during the annual operating cycle.	1 Year	Cash
	Long- Term	**Long-term Incentive** – RSUs	Support retention, facilitate executive stock ownership and reward for multi-year shareholder value creation.	Vest 1/3 per year over a three-year period	Share Units
		– PSUs		Vest at the end of defined points within a three-year period subject to achievement of performance criteria	
Total Indirect Compensation					
Health Benefits Regional Long-term Savings Plans			Retain key employees by providing market competitive health, wellness, and retirement benefits, and limited perquisites.	1 Year	n/a

WESTPORT FUEL SYSTEMS INC. 2025 MANAGEMENT INFORMATION CIRCULAR | 46

Section 4: Compensation of Executive Officers | Elements of our Executive Compensation Program

Base Salary

Base salary guidelines and salary adjustments for executive officers are designed to recognize market compensation trends, acknowledge competencies and skills of individuals, and match the expected market value of senior executives based on executive experience and qualifications. We typically target median base salary levels of our Comparator Group and factor in local market adjustments for base salary where applicable. Executive officer base salaries remain fixed throughout the year unless a promotion, change in responsibilities, or special circumstances occur.

Short-Term Incentives

The STIP is the primary method for motivating business and individual performance during the financial year and is intended to link pay and performance during the annual operating cycle by providing cash compensation if targeted results are achieved, up to a capped percentage amount of base salary. For 2024, 75% of the value of the bonus was tied to financial targets including revenue growth, adjusted EBIT and Operating Cash Flow. These metrics were selected to align management focus on both our growth and the path to sustainable profitability. The balance, weighted at 25%, was linked to strategic target achievement during the annual operating cycle, designed to award specific achievements which contribute to shareholder value creation over time.

The CEO's performance metrics are approved by the HRC Committee for each annual financial period. The corporate performance metrics for NEOs are set by the CEO and reviewed by the HRC Committee before being recommended to the Board of Directors. Payouts are made after the HRC Committee reviews and approves the calculations of performance against the goals for the year and only after the Audit Committee approves audited fiscal year financial statements.

Long-Term Incentives

The long-term incentives ("**LTIs**") are established to support retention, facilitate executive stock ownership and reward for multi-year shareholder value creation. LTIs comprise a significant "at-risk" element of total compensation for Executive Management and the design and magnitude of long-term incentives are guided by several factors, including:

- the design must be aligned with shareholder value creation
- the design should be supportive of the Corporation's business goals and strategic plan
- the design must be retentive

In prior years the HRC Committee analyzed market data, Comparator Group data and assessed recommendations from its Compensation Consultant and information provided by management in determining LTI program design, metrics and targets. The HRC Committee believes that a three-year ratable vesting for restrictive awards such as RSUs and a three-year cliff vesting and performance period for PSUs are each an appropriate length of time to support retention, motivate executive performance, and align with shareholder interest. Three-year vesting is also consistent with common market practice and taxation principles. Performance awards only vest and entitle the holder to Common Shares or a cash payout if minimum thresholds are achieved. If the performance metrics are not attained in the three-year performance period, the PSU award will expire and be returned to the pool of awards available for future grant under the Omnibus Plan. The PSU awards have previously used a combination of relative Total Shareholder Return ("**rTSR**") and Share Price Appreciation ("**SPA**") metrics. The performance of PSUs was measured against Comparator Groups comprised of selected North American based companies on a U.S. based stock exchange.

The following table summarizes the LTI factors and metrics that were used in prior years to provide grants under the LTIs:

	Performance Share Units	**Restricted Share Units**
LTI mix	70%	30%
Grant frequency	Annual	Annual
Grant methodology	Award value divided by 20-day VWAP at time of grant	Award value divided by 20-day VWAP at time of grant
Term	3 years	3 years
Vesting	3-year cliff 100%	3-year ratable 33%/33%/33%
Payout	Shares	Shares for RSUs or Cash for RPSs

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Section 4: Compensation of Executive Officers | Elements of our Executive Compensation Program WESTPORT FUEL SYSTEMS INC. 2025 MANAGEMENT INFORMATION CIRCULAR | 48 CEO recommendations on LTIs are limited to Executive Management and key employees (other than himself). The HRC Committee then approves the grants of LTI awards for the NEOs, other executives, and other key employees. CEO LTI awards are determined by the HRC Committee, with consultation from the Board Chair. In 2010, Shareholders approved our current Omnibus Plan. The Omnibus Plan was re-approved by Shareholders for an extended term in 2020 and is designed to allow flexibility to the Board of Directors to issue equity-based incentives to align compensation with shareholder interests over the long-term and offer the ability to retain and attract the best talent globally. Although the Omnibus Plan allows for the use of Options, virtually all grants made over the life of the Omnibus Plan have taken the form of Units which will ultimately convert into Common Shares of the Corporation following vesting. On a limited basis Restricted Phantom Shares (“RPSs”) have been granted where the recipient receives cash compensation instead of Common Shares of the Corporation on vesting and to address differing taxation requirements across the various jurisdictions in which we operate. Long-Term Incentive Plan (“LTIP”) In 2019 the HRC Committee approved the adoption of an LTIP that consists of a combination of: (i) time restricted awards in the form of RSUs or RPSs that ratably vest over three years; and (ii) performance-based awards in the form of PSUs that are linked to shareholder value creation metrics, subject to a performance-based payout scale and fully at-risk with the potential for zero payout. RPSs are intended to be awarded to non-executive employees in operating regions outside North America to simplify the conversion process. In 2020, the HRC Committee adjusted the LTIP grant timing to the first quarter and determined to use the 20-day volume weighted average price as of December 31st going forward as a best estimate of the market price on the date of grant for the annual grant of LTIP awards. In 2023, the HRC Committee adjusted the performance metric to a single metric of rTRS for the PSU awards granted to the management team ensuring the majority of the awards are based on pay-for-performance metrics, and aligned with shareholder value creation. In 2023 the HRC Committee introduced restrictive cash-based awards at the employee level outside of North America replacing the RSU, RPS and PSU awards. PSU Metric Weight Threshold(2) ` Maximum Performance Multiplier(1) Performance Multiplier(1) Performance Multiplier(1) Relative TSR 100% 25th Percentile 50% 50th Percentile 100% 75th Percentile 150% NOTES: 1. Multiplier expressed as a % of target PSU award. 2. Performance below threshold results in a 0% payout. In 2024, the HRC Committee did not award performance-based awards in the form of PSUs as the Corporation was in a transition phase with respect to the formation of the HPDI joint venture Cespira and a new CEO. The LTIP awards for 2024 consisted of time restricted awards in the form of RSUs that ratably vest over three years as retention of executive management through this transition period was viewed to be imperative. For 2025 the HRC Committee reviewed the performance-based awards metric alignment with respect to the Corporation's strategic plan, shareholder expectations and comparators and determined that a free cash flow operations metric over a three-year period should be considered for future performance-based awards granted in 2025. Other Benefits In addition to the executive compensation program described above, our executives participate in Corporation-wide employee benefit programs within their region of employment, such as short-term disability income benefit, health and dental care including dependent coverage, employee life insurance, dependent life insurance, accidental death and dismemberment insurance and the matching of regional long-term savings plans. These programs vary by region of operation and are offered to all employees employed within the region of operation. We offer an additional voluntary participation executive health and wellness benefit to our executives on a cost sharing basis. We do not offer a defined benefit pension plan to its executives. In addition, we offer only limited benefits and perquisites, and current offerings to our NEOs are consistent with market practice.

Section 4: Compensation of Executive Officers | Elements of our Executive Compensation Program 49 | WESTPORT FUEL SYSTEMS INC. 2025 MANAGEMENT INFORMATION CIRCULAR Payments Upon Termination In the event of termination of employment without cause, such as may be the case in the event of a change of control, certain Westport NEOs are entitled to an amount of compensation as outlined in the "Employment Agreements - Termination and Change in Control" section of this Circular. 2024 Executive Compensation Base Salary Adjustments In 2024, Mr. Larkin and Mr. Follett were paid additional base salary for increased responsibilities during the CEO transition period. See "Executive Compensation Figures & Tables" for details. No other based salary adjustments were made. Short-Term Incentives CORPORATE PERFORMANCE The HRC Committee evaluated the financial results outlined in the above “2024 Year End Financial Performance” section of this Circular and, in line with our pay for performance compensation philosophy, the HRC Committee has approved a quantitative performance rating of 14.2% out of a possible 75% weighting for the financial and operating measures of the STIP for 2024. For more information on the financial performance during 2024, see the Corporation's MD&A and financial statements, filed on SEDAR+ www.sedarplus.ca and available on our website. CEO SHORT-TERM INCENTIVE ACHIEVEMENT As per the CEO's employment agreement, the short-term incentive ("STI") component of the CEO's compensation has a target of 100% of base salary, with potential payout between 0% and 150% of base salary depending on performance against predefined corporate and individual performance targets. The table below summarizes the original metrics and weighting for the CEO and the actual achievement in 2024. The HRC Committee has approved a quantitative performance rating of 14.2% out of a possible 75% weighting for the financial and operating measures of the STIP for 2024. The key qualitative targets for the CEO’s 2024 STIP were reviewed by the Board and the Board awarded the CEO a performance rating of 37.5% for the strategic initiatives. The evaluation of the qualitative metric is based on Board discretion at the recommendation of the HRC Committee after assessing the advancement of initiatives related to strategy, operational effectiveness, organizational transformation and the launch of Cespira. This resulted in an overall CEO performance score of 52.7% for a total STIP payout of $252,906 for 2024. DIRECT CEO Short-Term Incentive Metrics - 2024 Consolidated Metrics Weight Achievement Quantitative Revenue 15% 14.2% Adjusted EBIT 40% 0% Operating Cash Flow 20% 0% Qualitative(1) Strategic Initiatives 25% 37.5% Overall Weighted Achievement 100% 52.7% Target Bonus ($) Achieved Bonus ($) CEO Short Term Incentive Bonus 489,167 252,906 Notes: 1. Evaluation of the qualitative metric is based on Board discretion at the recommendation of the HRC Committee after assessing the advancement of initiatives related to strategy, operational effectiveness, organizational transformation and the launch of Cespira.

Section 4: Compensation of Executive Officers | Executive Compensation WESTPORT FUEL SYSTEMS INC. 2025 MANAGEMENT INFORMATION CIRCULAR | 50 Other Named Executive Officer STI Targeted bonuses for the other NEOs, range from 25% to 75% of base salary, with a potential payout between 0% and 150% of target bonus depending on performance against predefined corporate and individual performance targets. Depending on the NEO’s area of responsibility, metrics were established and weighted in alignment with the STI design principles noted above. The consolidated financial performance metrics associated with the NEO's STI were based on the 2024 Annual Operating Plans approved by the Board of Directors. STI payouts for 2024 ranged from 7.4% to 24.2% of base salary. Payout amounts for each NEO are listed in full in the "Executive Compensation Figures & Tables" section. 2022-2024 Long-Term Incentive Awards Under the LTIP, in March of 2022 the Corporation awarded RSUs and PSUs for the three-year retention and performance period for the period of 2022 – 2024. The PSUs were set to become available after December 31, 2024, contingent upon total shareholder return targets achieved over the applicable three-year period, calculated using the weighted volume average share price of Westport shares on the NASDAQ over the preceding 20 days. Based on the measurement of the required vesting conditions, 0% of the PSUs awarded for the 2022-2024 period met the required vesting conditions to vest and therefore all PSU awards for this period expired and were returned to the equity reserve under the Omnibus Plan. Payout amounts for each NEO are listed in full in the table "Value Vested or Earned During the Year" in the "Other Plan Awards" section below.

Section 4: Compensation of Executive Officers | Share Performance Graph 51 | WESTPORT FUEL SYSTEMS INC. 2025 MANAGEMENT INFORMATION CIRCULAR Share Performance Graph The Common Shares have been listed and posted for trading on the TSX under the trading symbol "WPRT" since November 10, 2016 (and under the trading symbol "WPT" prior hereto), and the NASDAQ under the trading symbol "WPRT" since August 18, 2008. The following graph and table compare cumulative total shareholder return from an investment of C$100 in Common Shares of the Corporation made on December 31, 2019, with the cumulative total return of the S&P/TSX Composite Total Return Index over the same period, assuming reinvestment of dividends. Westport’s executive compensation is structured in a manner that is intended to align with shareholder value creation. Westport’s STI has paid out below target over this period and the LTIP PSU awards have not paid out over the past two performance cycles, consistent with the shareholder experience. Sources: S&P, TMX Executive Compensation Figures and Tables Based on the 2024 STIP results, and the Share Unit awards received under the LTIP during fiscal year 2024, the sum of all NEO's actual fixed compensation was $1,694,629 or 59% of total direct compensation and actual at-risk pay was $1,165,022 or 41%. Financial Year 2024 Summary Compensation Table The following tables and notes thereto set out information concerning the compensation paid, payable, awarded, granted, given or otherwise provided, directly or indirectly, to our NEOs in financial years 2022, 2023 and 2024. The Corporation does not have a pension plan; therefore, the pension contribution for the NEOs is nil. The aggregate cash compensation (salary and non-equity incentive plan) earned by all NEOs during the financial year ended December 31, 2024, was $2,272,745.

Section 4: Compensation of Executive Officers | Executive Compensation Figures and Tables

Name and Principal Position	Year	Salary(1,6)	Share-based awards(2,5,6)	Non-equity incentive plan compensation (3,7)	All Other Compensation(4)	Total Compensation
		(US$)	(US$)	(US$)	(US$)	(US$)
Dan Sceli (7)	2024	468,797	470,327	252,906		1,192,030
Chief Executive Officer						
Tony Guglielmin	2024	17,923	-	-	-	17,923
Interim Chief Executive Officer	2023	133,333	172,790	-	-	306,123
William Larkin	2024	425,000	65,164	171,600	13,635	675,399
Chief Financial Officer	2023	450,000	505,822	163,200	15,833	1,134,855
October 3 - December 31	2022	100,000	-	34,050		134,050
Lance Follett	2024	286,693	30,051	95,843	10,395	422,982
Chief Legal Officer & Executive	2023	307,721	225,518	67,711	11.402	612,352
Vice President, Corporate Development	2022	284,160	108,899	53,904	10,698	457,661
Bart van Aerle	2024	269,018	21,368	40,874	16,558	347,818
Executive Vice President,	2023	286,441	85,093	48,208	16,562	436,304
Independent Aftermarket & Light Duty Original Equipment Manufacturing	2022	273,916	77,785	42,496	16,126	410,323
Macro Seimandi	2024	227,200	-	16,898	31,331	275,428
Vice President, India	2023	227,243	44,718	20,114	37,798	329,873
	2022	221,279	53,267	21,066	39,353	334,965

Notes:

1. Annual base salaries for the current NEOs as of December 31, 2024, were C$670,000, $400,000, C$370,000, €225,000 and €210,002 for Mr. Sceli, Mr. Larkin, Mr. Follett, Mr. van Aerle and Mr. Seimandi respectively. The table above translates the Canadian and Euro dollar salaries into US dollars at the average exchange rate during the year.
2. The values of the RSUs and PSUs are determined by multiplying the number of RSUs and PSUs awarded by the NASDAQ exchange closing price of the Common Shares on the date of the award. These RSUs and PSUs typically vest over three years and the PSUs vest based on achieving performance criteria within a three-year performance period. The actual compensation earned by the NEO may ultimately be more or less than the amount indicated in this table based on whether the vesting criteria associated with such RSUs and PSUs are ultimately achieved. Historically, less than 100% of the issued share based awards have been vested.
3. This represents Westport short-term incentive awards. The amounts were accrued in the year reported but paid to the NEOs in the subsequent year. For details on non-equity incentive plan values paid during the fiscal year, see table titled "NEO Incentive Plan Awards: Value Vested/Earned".
4. The column entitled "All Other Compensation" includes Westport's contributions to each NEO's long-term savings plan, where applicable. These are voluntary participation programs where the employer matches employee contributions up to a maximum of 5% of base salary per pay period. In addition, it includes additional bonuses and allowances (such as housing and vehicle). Mr. Guglielmin was appointed interim CEO effective August 22, 2023.
5. Mr. Guglielmin was awarded DSUs as part of this appointment that will vest immediately upon his resignation, retirement, or termination as a Director of the Corporation. Settlement of the DSUs will be in cash.
6. Mr. Larkin and Mr. Follett were paid an additional $25,000 and $16,345 respectively in salary in 2024 and $50,000 and $33,588 respectively in salary in 2023 in relation to their additional duties during the CEO transition period. Additionally, Mr. Larkin and Mr. Follett were awarded $150,00, and $100,000 PSUs respectively in 2023 in relation to their additional duties during the CEO transition period Mr. Follett were awarded $150,00, and $100,000 PSUs respectively in 2023 in relation to their additional duties during the CEO transition period. Mr. Larkin and Mr. Follett were paid $75,000 and $49,648 respectively as a one-time bonus in 2024 respectively in relation to the close of Cespira HPDI Joint Venture.
7. Cespira paid Westport a management fee of $135,326 for Mr.Sceli time as interim President.

WESTPORT FUEL SYSTEMS INC. 2025 MANAGEMENT INFORMATION CIRCULAR | 52

Section 4: Compensation of Executive Officers | Executive Compensation Figures and Tables

Other Plan Awards

During the year ended December 31, 2024, DSUs, were granted for Board of Director compensation (see section "**Director Compensation**") and RSUs were issued to certain employees of the Corporation (including grants made to NEOs) for retention purposes. Excluding director compensation, 104,215 RSUs were issued during the year ended December 31, 2024. The value of the RSUs, are based on the fair market value on the date of the grant.

Outstanding Share-Based Awards as of December 31, 2024

NEO INCENTIVE PLAN: SHARE-BASED AWARDS

(Figures are in U.S. Dollars)	Not Vested			Vested Not Paid Out or Distributed	
	Qty[1]	Market/Payout Value ($)[2]		Qty	Market/Payout Value ($)[2]
Daniel Sceli	66,394	$	237,691	—	—
Bill Larkin	38,196	$	136,742	—	—
Lance Follett	19,930	$	71,349	—	—
Bart van Aerle	13,616	$	48,745	—	—
Marco Seimandi	9,096	$	32,564	—	—

Notes:

1. *Represents the number of Units or Common Share awards that may vest based on either time or performance criteria. For PSUs where the measurement date and criteria has been determined, the actual conversion ratio has been used. Where it has not been determined, an estimate has been made.*
2. *This is a notional amount that is calculated by multiplying the number of Units by the closing price of the Common Shares underlying the Units on the NASDAQ as of December 31, 2024 ($3.58). Such amounts may not represent the actual value of the Units that ultimately vest, as the value of the Common Shares underlying the Units may be of greater or lesser value on vesting.*

Value Vested or Earned During the Year

NEO INCENTIVE PLAN AWARDS: VALUE VESTED/EARNED

(Figures are in U.S. Dollars)	During the Year					
	Share-based Awards: Value Vested[1]		**Non-equity Incentive Plan Compensation: Value Earned**		**Total Value Vested and Earned**	
Dan Sceli	$	33,849	$	252,906	$	286,755
Bill Larkin	$	178,111	$	171,600	$	349,711
Lance Follett	$	114,126	$	95,843	$	209,969
Bart van Aerle	$	14,814	$	40,874	$	55,688
Macro Seimandi	$	5,706	$	16,8986	$	22,604

Notes:

1. *This value was determined by multiplying the vesting price of the underlying Common Shares on the vesting date by the number of vested Units.*

53 | WESTPORT FUEL SYSTEMS INC. 2025 MANAGEMENT INFORMATION CIRCULAR

Section 4: Compensation of Executive Officers | Employment Agreements WESTPORT FUEL SYSTEMS INC. 2025 MANAGEMENT INFORMATION CIRCULAR | 54 Omnibus Incentive Plan In accordance with the rules of the TSX, the lower table below sets forth the annual burn rate, calculated in accordance with s. 613(d) of the TSX Company Manual, of each of our security-based compensation arrangements for the three most recently completed financial years. A copy of the Omnibus Plan has been filed on SEDAR+ at www.sedarplus.ca. COMPENSATION PLANS USING COMMON SHARES Securities to be issued(1) Weighted-average exercise price(2) Securities remaining for future issuance Omnibus Plan 528,678 — 352,343 ANNUAL BURN RATE(3) 2024 Burn Rate 2023 Burn Rate 2022 Burn Rate Omnibus Plan 0.63% 0.26% 0.30% 1. Securities to be issued value includes 4,356 RPSs granted however these will be settled in cash and not in Common Shares. Once settled in cash the 4,356 RPSs will return to securities remaining for future issuance. 2. The awards in the Omnibus Plan are RSUs and PSUs and do not require the holder to pay a strike price. 3. Annual burn rate is expressed as a percentage and is calculated by dividing the number of securities granted under the specific plan during the applicable financial year by the weighted average number of securities outstanding for the applicable financial year. Employment Agreements: Termination and Change in Control Each NEO has signed an employment agreement which includes standard industry terms and conditions, such as intellectual property and confidentiality provisions. Pursuant to the terms of these agreements, in the event of termination of employment by Westport Fuel Systems without cause, each NEO may be entitled to an amount comprised of salary and benefits, an annual bonus, an immediate vesting of all unvested Options and Units previously granted to the NEO, and compensation for a non-compete period as further described below. In the event of termination of any eligible recipient's employment with Westport Fuel Systems without cause, all PSUs granted under the Omnibus Plan for which the measurement period had been completed would immediately vest and the awards would have the period set out in the award grant, and pursuant to the terms of the Omnibus Plan, in which to exercise any such vested but not yet exercised Units. Westport Fuel Systems has a change in control policy ("Change in Control Policy") intended to provide eligible executives of the Corporation with reasonable continuing financial security in their employment and position with the Corporation, without distraction from uncertainties or risks regarding their employment created by the possibility of a change in control of the Corporation. The Change in Control Policy applies to all permanent full-time officers, executive vice presidents, and senior vice presidents of the Corporation and certain affiliated entities as well as to certain other officers or executives who are designated by the CEO and ratified by the HRC Committee and entitles such participants to certain payments and benefits in the event the participant's employment is terminated as a result of a "Qualifying Termination" relating to a change of control, as defined in the policy. "Qualifying Termination" for this purpose is defined in the policy to mean either: (a) receipt by a participant of notice of termination of the participant's employment without cause (regardless of the effective date of such termination); or (b) the resignation of the participant's employment as a result of constructive dismissal, in each case during the period commencing on the change in control and ending on the date which is eighteen (18) months after the change in control. The Change in Control Policy generally provides that, in the event of a Qualifying Termination, the executive will be entitled to a cash payment in an amount equal to twice the aggregate sum of: (a) that executive's annual base salary plus the executive's target annual bonus amount; and (b) an amount equal to the annualized cost of the Corporation-sponsored medical, dental, vision insurance and executive medical and health care benefits in effect for the executive as at the termination date at a cost equal to 200% of the Corporation's premium rate for such benefits, together with any accrued but unpaid salary as at the termination date. Pursuant to the Change in Control Policy, all unvested equity awards held by the terminated executive will also be deemed to be vested as at the date of the Qualifying Termination, with any such awards that are subject to any performance targets being subject to a good faith determination as to whether or not the performance target has been met by the HRC Committee and the related payout amount. To the extent that an executive is entitled to benefits under both the Change in Control Policy and the terms of their existing employment agreement, such executive may elect to receive payments and/or benefits under such employment agreement in lieu of the payments or benefits so provided by the Change in Control Policy.

Section 4: Compensation of Executive Officers | Employment Agreements

Mr. Sceli entered into an employment agreement on January 16, 2024. Under the terms of this agreement, in case of a termination without cause Mr. Sceli is entitled to 1.25 times the aggregate sum of base salary plus target annual performance incentive, plus an additional one twelfth of the aggregate sum of base salary plus target annual performance incentive for every year of company service completed.

Mr. Larkin entered into an employment agreement on September 26, 2022. Under the terms of this agreement, in case of termination without cause Mr. Larkin is entitled to: (a) during the first 3 months of employment, a lump sum severance equal to 3 months' base salary; (b) after the first 3 months and up to the first anniversary, a lump sum severance equal to 6 months' base salary, plus 6 months' cost of benefits coverage; and (c) after the first anniversary date, a lump sum severance equal to 12 months' base salary, plus 12 months' cost of benefits coverage and a partial incentive bonus calculated on a pro rata basis for months worked within the fiscal year in which termination occurs.

Mr. Follett, Mr. Van Aerle and Mr. Seimandi do not have any termination provisions within their employment agreements.

None of the NEOs have specific change in control provisions in their agreements, however they are covered under Westport Fuel Systems Change in Control Policy (described above).

The following tables set forth, for each NEO, the amount such person would have been contractually entitled to receive on the termination of their employment without cause on December 31, 2024, and the amount such person would have been contractually entitled to receive if a change in control triggered the termination event on December 31, 2024, as per such person's employment agreement or Westport Fuel Systems Change in Control Policy.

TERMINATION OF EMPLOYMENT WITHOUT CAUSE

All figures are in U.S Dollars	Severance	Bonus	Value of Unvested Awards	Total[(1)]
Daniel Sceli	$ 611,474	$ 611,474	$ —	$ 1,222,948
Bill Larkin	$ 400,000	$ 300,000	$ —	$ 700,000
Lance Follett	$ —	$ —	$ —	$ —
Bart van Aerle	$ —	$ —	$ —	$ —
Macro Seimandi	$ —	$ —	$ —	$ —

1. *Total compensation due upon termination of employment does not include the sum of benefits*

TERMINATION OF EMPLOYMENT FOLLOWING CHANGE IN CONTROL

All figures are in U.S Dollars	Severance	Bonus	Value of Unvested Equity Awards[(1)]	Total[(2,3)]
Dan Sceli	$ 978,359	$ 978,359	$ 237,691	$ 2,194,409
Bill Larkin	$ 800,000	$ 600,000	$ 136,742	$ 1,536,742
Lance Follett	$ 540,288	$ 270,144	$ 71,349	$ 881,782
Bart van Aerle	$ 478,062	$ 191,225	$ 48,745	$ 730,339

1. *The value of unvested equity awards is calculated using the number of all unvested Options and Units valued at the price of the Common Shares underlying the Options and Units on the NASDAQ as of December 31, 2024 ($3.58).*
2. *Total compensation due upon termination of employment does not include the sum of benefits.*
3. *The Change in Control policy does not apply to Mr. Seimandi.*

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Section 5: Additional Information WESTPORT FUEL SYSTEMS INC. 2025 MANAGEMENT INFORMATION CIRCULAR | 56 Section 5: Additional Information Except as otherwise specified herein, the information set forth in this Circular is provided as of March 31, 2025. Additional information relating to Westport is available on our website at www.wfsinc.com and on SEDAR+ at www.sedarplus.ca. The information relating to Westport at www.wfsinc.com is not incorporated by reference herein. Financial information about Westport is provided in the comparative financial statements and MD&A for Westport for the most recently completed financial year. Copies of the financial statements and MD&A of Westport may be obtained from Investor Relations, Westport Fuel Systems at 1691 West 75th Avenue, Vancouver, British Columbia V6P 6P2 or by facsimile at: +1-604-718-2001. DATED effective March 31, 2025.

57 | WESTPORT FUEL SYSTEMS INC. 2025 MANAGEMENT INFORMATION CIRCULAR Section 6: Schedules & Attachments Schedule “A”: Board of Directors' Charter REVIEWED AND ACCEPTED BY THE BOARD OF DIRECTORS ON AUGUST 7, 2024 1.0 PURPOSE OF THE CHARTER This Charter has been adopted by the Board of Directors (the "Board") of Westport Fuel Systems Inc. ("WFS") to assist the Board in the exercise of its duties and responsibilities. This Charter, together with the Charters of the Board's committees, key position descriptions, major policies, and codes and guidelines adopted by the Board, and WFS's By-Laws and Articles, collectively comprise WFS's overall corporate governance framework. 2.0 BOARD MISSION AND RESPONSIBILITIES The Board is responsible for the overall stewardship of WFS and is charged with overseeing the management of the business and affairs of WFS pursuant to its By-Laws and applicable law and, together with Executive Management, pursuing the creation of long- term shareholder value. The Board serves as the ultimate decision-making body of WFS, except for those matters reserved to or shared with the shareholders. The Board will carry out these responsibilities and discharge its obligations either directly or through committees of the Board. Any responsibility not delegated to one or more of its committees remains with the Board. 3.0 DEFINITIONS Where used in this Charter, the following terms have the following meanings: "Executive Management" means the CEO, the CFO and other executive officers of WFS. "External Auditor" means the independent, registered, external audit firm nominated for the purpose of preparing or issuing an audit report or related work or performing other audit, review or attest services for WFS. "Independent Director" means a Director who meets the independence standards specified under Section 1.4 of National Instrument 52-110 of the Canadian Securities Administrators and Rule 5605(a)(2) of the NASDAQ Stock Market Listing Rules. In short, a Director will not be independent if he or she has any direct or indirect "material relationship" with WFS or any of its subsidiaries (other than his or her relationship as a Director). 4.0 COMPOSITION OF THE BOARD The Board will consist of a minimum of five and a maximum of ten members (each, a "Director"), with the actual number decided by the Board from time to time consistent with the needs of WFS in order to effectively perform the duties of the Board. At least the majority of the Board will consist of Independent Directors. Directors are elected at the annual meeting of shareholders and serve a one-year term. The Independent Directors will elect the Board Chair ("Board Chair") from among the Independent Directors serving on the Board annually at the first meeting of the Directors after the annual meeting of shareholders. As at the date hereof, the Board has formed three standing committees (the "Committees") and delegated specific responsibilities to each Committee. Those Committees are: Audit, Human Resources and Compensation ("HRC"), and Nominating and Corporate Governance ("NCG"). All members of the Audit, HRC and NCG Committees will be Independent Directors. Each Committee operates under its own Charter (a copy of which is available on WFS's website), and has a chairperson ("Committee Chair") responsible for leadership and overall operation of their respective Committee. There is an independent position description for the role of Committee Chair (a copy of which is also available on WFS's website). The Independent Directors will select the respective Committee Chairs, for an annual term starting at the first meeting of the Directors after the annual meeting of shareholders.

Section 6: Schedules & Attachments | Schedule A: Board of Directors' Charter WESTPORT FUEL SYSTEMS INC. 2025 MANAGEMENT INFORMATION CIRCULAR | 58 New committees of the Board may be established from time to time at the discretion of the Board in accordance with Section 23. 5.0 NOMINATION AND ELECTION OF DIRECTORS The NCG Committee, with input from all Directors, will work together to determine the optimum size of the Board and the appropriate mix of business skills, experience, and diversity of the members of the Board in order to effectively fulfill its mission. Prospective Directors must have a demonstrated commitment to high personal and professional integrity and ethical standards and a broad range of skills, expertise and experience that are relevant to WFS's business and/or its risk management, significant achievement in their respective fields of endeavor, sound business judgment, the ability to effectively collaborate and communicate with other Directors and with management, and be committed to devoting the time and effort needed to perform their duties effectively. The Board also recognizes that diverse views and backgrounds will enhance balanced decision making. To that end, the Board has implemented the WFS Diversity Policy (a copy of which is available on WFS's website), which recognizes the value of diversity, including gender diversity, across the WFS organization. For the purposes of the WFS Diversity Policy, "diversity" encompasses characteristics or qualities that can be used to differentiate groups and people from one another and includes age, ethnicity, Indigenous origin or heritage, gender, physical attributes, beliefs, language, sexual orientation, education, nationality, social background and culture and other personal characteristics. In support of maintaining a more gender-balance board, the Board has adopted a target of having at least 30% female representation on the Board. The NCG Committee will annually review Board composition and requirements with consideration of these diversity attributes, any stated diversity targets, WFS's strategy and all relevant facts and circumstances, individual Director contributions and potential candidates for election as WFS Directors and recommend to the Board a slate of Directors for election by shareholders that brings a diversity of background and industry or related expertise and experience to the Board. In assessing Board composition and identifying suitable candidates, the NCG Committee will review the current composition of the Board with a view to ensuring it reflects a diverse mix of knowledge, experience, education, skills, gender, age, ethnicity and geographic location, and that stated diversity targets are achieved. Ultimately, Director nominations are based on merit, measured against objective criteria. If a nominated Director fails to achieve a majority of votes for their appointment in an uncontested election, that nominated Director will immediately submit his or her resignation to the Board Chair in accordance with WFS's Majority Voting Policy (a copy of which is available on WFS's website). Following receipt of a resignation tendered pursuant to WFS's Majority Voting Policy, the Board Chair shall promptly advise the NCG Committee and the Board thereof and the resignation shall be considered in accordance with the Majority Voting Policy. 6.0 BOARD INDEPENDENCE AND EFFECTIVENESS The business of WFS is conducted by Executive Management under the oversight of the Board. WFS believes an effective Board means a Board that maintains a clear distinction between Board oversight functions and the responsibilities and duties of Executive Management. Although a working culture of trust and collaboration must exist between the Board and Executive Management in order for WFS to succeed, the Board must exercise its duties and responsibilities in accordance with its own best judgment and its own views of the long-term interests of WFS and its shareholders. This means that individual Directors must be technically independent as defined by applicable law and the regulations of the relevant stock exchanges where WFS shares are listed (except for any non- Independent Directors) but also independent in practice. In addition, a Director must act strictly in the best interests of WFS and its shareholders generally and not in the interest of any one shareholder or group of shareholders. To that end, the Board has adopted several organizational principles: • At least the majority of the Board will consist of Independent Directors. • The Audit Committee Chair, the HRC Committee Chair and the NCG Committee Chair will only be held by Independent Directors. All members of the Audit Committee, the HRC Committee and the NCG Committee will be Independent Directors. • Executive sessions of the Board excluding any Directors who are also officers or employees of WFS will be held at each meeting of the Board. These sessions will be led by the Board Chair. • Where appropriate, executive sessions of only the Independent Directors will be held. These sessions will be led by the Board Chair.

59 | WESTPORT FUEL SYSTEMS INC. 2025 MANAGEMENT INFORMATION CIRCULAR Certain functions shall be the exclusive responsibility of Independent Directors, led by the Board Chair, who will, if necessary, consult with appropriate stakeholders and then bring recommendations to the full Board for approval. These functions include: c) Revising the Charter of the Board from time to time; c) Developing position descriptions for the key positions in the WFS governance system, including that for Chair, Committee Chairs and Directors; and c) Developing a position description for the Chief Executive Officer, as well as indicators to measure his or her performance. The Board, as well as each Committee, may, in their discretion, and in consultation with the Board Chair, retain the services of independent outside professional advisors (financial, legal, compensation, etc.), at the expense of WFS, for the purpose of advising the Board or a Committee in the execution of its responsibilities and duties. 7.0 BOARD LEADERSHIP The Board Chair sits at the intersection between the Board and Executive Management and although the Board Chair is also a Director and shares all of the duties and responsibilities of any Director, the Board Chair has several unique duties and responsibilities: • They will establish an annual calendar with the Board and Committee meetings scheduled at least 12 months in advance. Other Board meetings will be scheduled by the Board Chair with reasonable notice to all Directors. • They will ensure that preliminary agenda and meeting materials are distributed to all Directors in advance of each Board meeting. • They will preside at all meetings of the Board and at meetings of shareholders, or delegate a substitute chair if necessary. • They will act as the Board's contact and spokesperson in discussions with third parties. • Generally, the Board believes that Executive Management has the primary responsibility for shareholder engagement, however where appropriate, they will lead shareholder engagement on behalf of the Board. • They are responsible for assessing the overall effectiveness of the Board and each of its committees and taking appropriate action to improve Board performance. 8.0 ROLE AND RESPONSIBILITY OF THE BOARD, DECISIONS OF THE BOARD As part of its overall stewardship of WFS, the Board oversees the conduct of WFS's business by management and reviews WFS's financial objectives, strategic plans and activities. The Directors shall exercise their business judgment to act in what they reasonably believe to be the best interests of WFS and its shareholders in terms of corporate governance, fiduciary responsibilities, compliance with applicable law, and maintenance of appropriate financial or other controls. Typically, matters before the Board will be decided by a majority vote of the Directors present at the meeting, provided that minimum quorum is met. Notwithstanding the previous sentence, the approval of any annual capital and operating budget(s) shall require the approval of not less than two-thirds of the members of the Board. The Board has responsibility for the following matters: m) Executive Leadership and Oversight: the Independent Directors have the authority to select, appoint, and, if necessary, terminate the CEO. Such a decision will be made by majority vote of the Independent Directors. Implicit in this responsibility is the duty to regularly assess CEO performance and without interfering in operational matters belonging properly to Executive Management, to take whatever actions required and appropriate to ensure that WFS is being led by people of integrity, honesty, acumen and good judgment, who are in turn fostering a culture of ethical business conduct throughout WFS. The Independent Directors have responsibility for producing an annual CEO performance assessment and this is delivered by the Chair of the HRC Committee to the CEO. The HRC Committee, working with the Board Chair, has primary responsibility for CEO and Executive Management succession planning and makes recommendations to the Board in this regard for discussion and final approval. The Board reviews Executive Management's succession plans on an annual basis. m) Corporate Communications: the Board shall satisfy itself that WFS maintains appropriate programs and policies regarding corporate disclosure and will have oversight over WFS's programs and policies to effectively communicate with its stakeholders. The Board is responsible for reviewing and approving WFS's Disclosure Policy. The Board has specific responsibilities under applicable laws, rules and regulations to review and approve WFS's annual financial statements, the related Management's Discussion and Analysis of Results of Operations (the MD&A), and other public disclosure documents containing material financial information. The Board will also review and approve annual management information

Section 6: Schedules & Attachments | Schedule A: Board of Directors' Charter WESTPORT FUEL SYSTEMS INC. 2025 MANAGEMENT INFORMATION CIRCULAR | 60 circulars/proxy statements, annual information forms (AIF)/(40-F). The NCG Committee has primary responsibility for oversight of WFS's process and procedures for shareholder engagement. m) Risk Management and Internal Controls: the Board needs to regularly satisfy itself that Executive Management have identified and disclosed to the Board the principal business risks faced by WFS (including, without limitation, those risks related to cybersecurity, insurance, natural disasters, climate, human capital, environmental and social matters) and that there are appropriate management systems in place to manage those risks. The Board must also satisfy itself that effective management systems are in place to monitor the integrity of WFS's internal controls and critical information systems. The Audit Committee has primary responsibility to review and monitor the effectiveness of internal controls and critical information systems pertaining to financial reporting and to make any recommendations to the Board. m) Corporate Governance: effective corporate governance plays an important role in protecting shareholder rights, helping to maximize shareholder value over time and assisting the creation of a vibrant, dynamic and successful corporation. The Board is responsible for the overall corporate governance of WFS and for setting its principles and processes in this regard, and has delegated primary responsibility for this to WFS's NCG Committee. m) Strategic Plan: WFS operates in an industry in constant evolution, and the Board needs to be continuously aware of Executive Management's views on the various possible scenarios for future shareholder value creation. Executive Management will produce and present, no less than once a year, an updated Strategic Plan for WFS. The Strategic Plan will be reviewed and approved by the Board on an annual basis. m) Annual Operating Plan and Budget: the Board will approve annual capital and operating budgets consistent with the Strategic Plan, and the CEO will report performance against those operating plans on a quarterly basis. m) Financing Activities: the Board will review and approve all material financing activities whether by way of equity or debt and will satisfy itself that the proposed terms are fair, reasonable in the context of the market for similar offerings and that the transaction is in the long-term best interests of WFS shareholders. m) Major Acquisitions and Divestitures: the Board will review and approve all material transactions to ensure they are consistent with the Strategic Plan, that sufficient independent information is available to assess transaction value, that sufficient due diligence has been conducted to fairly assess and mitigate the risks, and that the transaction is overall in the long-term best interests of WFS shareholders. m) Oversight of Corporate Culture: the Board has a duty to foster and nurture the unique WFS culture of innovation, entrepreneurship, integrity and discipline that has been the foundation of our long-term success. Primary responsibility for this has been delegated to the HRC Committee. m) Diversity and Inclusion: the Board recognizes the importance of a diverse, inclusive workforce which values individual differences and supports diversity and inclusion within every level of the organization. WFS's Diversity Policy sets out the guidelines by which WFS will endeavor to promote diversity and inclusion throughout the organization, including the Board. Responsibility for the diversity of directors has been delegated to the NCG Committee and responsibility for oversight of executive and workforce diversity and inclusion programs has been delegated to the HRC Committee. m) Executive Compensation: the Board is responsible for establishing and overseeing the operation of an executive compensation program that aligns Executive Management incentives with the Strategic Plan and the long-term interests of shareholders, and that meets the objectives of attracting, retaining, and motivating skilled and experienced executive leadership. The Board has delegated to the HRC Committee the primary responsibility for developing and overseeing the operation of the executive compensation program and in particular for making recommendations on CEO compensation and make recommendations on other Executive Management compensation programs to the Independent Directors for approval. m) Sustainability and ESG: The Board is committed to nurturing and fostering WFS's long-term and ongoing commitment to environmental stewardship and sustainability for the creation of long-term shareholder value. WFS has adopted an Environmental Policy that addresses a broad range of environmental issues including climate change, pollution, resource use, and circular economy and establishes WFS’s commitment to promoting sustainable practices throughout its operations. The Board oversees WFS's approach to ESG related matters including climate strategy and associated risks and opportunities, the adequacy of management systems to identify and manage ESG related risks and opportunities, adoption of appropriate ESG standards, tracking and monitoring of WFS's ESG performance, and ESG performance disclosure. The Audit Committee has primary responsibility for oversight over the adequacy and effectiveness of the reporting systems and related internal controls developed and implemented by management in connection with disclosures relating to ESG matters and other non- financial data included in WFS ESG Reports. m) Legal and Regulatory Compliance: The Board is responsible for overseeing WFS's compliance with all applicable laws and regulations. The Board is also committed to fostering and nurturing WFS's ongoing commitment to the highest ethical standards and promoting a culture of integrity and ethical business conduct throughout WFS. WFS's Code of Conduct (a copy of which is available on WFS's website) reflects its commitment to a culture of honesty, integrity, and accountability and outlines the Board's and Executive Management's expectations for ethical behaviour. The Board shall take such actions as it deems necessary to satisfy itself, to the extent feasible, as to the creation and fostering by the CEO and other members of

61 | WESTPORT FUEL SYSTEMS INC. 2025 MANAGEMENT INFORMATION CIRCULAR Executive Management of a culture of integrity and legal and ethical business conduct throughout WFS and shall annually review the corporation's compliance with the Code of Conduct. Where appropriate, specific responsibilities may be delegated to one or more of the committees of the Board in this regard. 9.0 DUTIES OF DIRECTORS The fundamental responsibility of the Directors is to promote the long-term best interests of WFS and its shareholders generally, and to explicitly not have a duty to individual shareholders, employees, creditors, or other stakeholders except in exceptional circumstances and with full transparency and disclosure. All Directors have both fiduciary and statutory duties and responsibilities defined by law and by good governance practices. Each Director of WFS, in exercising his or her powers and discharging his or her duties, is required by law to: (i) act honestly and in good faith with a view to the long-term best interests of WFS; and (ii) exercise the care, diligence and skill that a reasonably prudent person would exercise in comparable circumstances. This Charter is by no means an exhaustive list of such duties and responsibilities. Fiduciary duties are those that arise from the nature of the relationship of trust and confidence between Directors, WFS and its shareholders. The term "fiduciary" implies integrity and undivided loyalty. For example, Directors must avoid conflicts of interest and even the appearance of a conflict of interest. Directors must maintain strict confidentiality about all WFS matters. Decisions must be made in good faith and with the long-term interests of WFS and its shareholders in mind. In order to effectively fulfill their duties, all Directors need to satisfy themselves that they have sufficient information to enable them to make knowledgeable decisions on all matters coming before the Board. It is the responsibility of each Director to ask such questions as may be necessary to reach an informed decision. Directors should be familiar at all times with the complex business and affairs of WFS and have a solid understanding of the strategic plan and the financial condition of WFS. Directors are entitled to rely in good faith on the financial statements of WFS which are represented to them by an officer of WFS or in a written report of the External Auditor of WFS as fairly reflecting the financial condition of WFS, and on opinions or reports of independent professional advisors. In order to fulfill their fiduciary duties to WFS and its shareholders, each Director must devote sufficient time and energy to preparation for and attendance at meetings of the Board and committees on which they serve and should: (i) prepare for and strive to attend all meetings of the Board and committees on which they serve, but in any event no less than 80% of such meetings; (ii) be sufficiently informed about the current and proposed activities of WFS; (iii) review the minutes of any meeting not attended as well as any resolutions passed or actions taken; (iv) review the minutes of the previous meeting of the Board and committees on which they serve to determine that they accurately represent the discussions that took place and the resolutions that were passed; and (v) be especially attentive to specific aspects of WFS's activities according to their own experience and occupation. 10.0 CODE OF CONDUCT All Directors, officers and employees are expected to display the highest standard of ethics. The WFS Code of Conduct establishes guidelines for ethical and good business conduct by Directors, officers and employees and the Code of Conduct includes guidance regarding conflicts of interest, confidentiality, fair dealing with third parties, compliance with laws and the reporting of illegal or unethical behaviour. The Board, through the NCG Committee, shall annually review the Code of Conduct and, if appropriate, recommend changes to the Code. 11.0 CONFLICTS OF INTEREST A Director who is a party to a material contract or proposed material contract with WFS, or who is a director or officer of or has a material interest in any person who is a party to a material contract or proposed material contract with WFS, must disclose this interest in writing to the Board Chair at or before any meeting of the Board where this issue is considered by the other Directors. The nature and intent of this conflicting interest will be noted in the minutes of the meeting. If the Director acquires an interest after a contract is made, he or she must disclose their interest at the first meeting of the Board after they became so interested. If a person who has an interest in a contract later becomes a Director of WFS, they must disclose their interest at the first meeting of the Board after they became a Director.

Section 6: Schedules & Attachments | Schedule A: Board of Directors' Charter WESTPORT FUEL SYSTEMS INC. 2025 MANAGEMENT INFORMATION CIRCULAR | 62 Where a proposed contract is addressed by a written resolution signed by all Directors in lieu of a meeting of the Board, the disclosure must be made immediately upon receipt of the resolution or, if the Director had no interest at the time of receipt of the resolution, at the first meeting of the Board after he or she acquired the interest. A Director who discloses a conflict of interest must refrain from taking part in any discussions or voting on any resolution to approve the contract. If a significant and persistent conflict exists which cannot be resolved, the Director should immediately submit his or her resignation to the Board Chair for consideration by the Board. Directors of WFS have an obligation to maintain the confidentiality of all matters discussed at meetings of the Board unless: d) It was clearly understood at the Board meeting that the information was not required to be kept in confidence; d) The Director was required or authorized by law to disclose the information (and then only following having used all reasonable efforts to have given sufficient advance notice of such disclosure to allow WFS to seek a protective order); d) The Director was authorized expressly or implicitly by the Board to make disclosure of the information; or d) The information was previously disclosed publicly by a party that was not under a duty of confidentiality with respect to such disclosed information. Directors must not misuse their position or make improper use of information acquired by virtue of their position to gain, directly or indirectly, an advantage for themselves or any other person or to cause detriment to WFS. 12.0 CORPORATE OPPORTUNITY Directors are precluded from obtaining for themselves or diverting to another person or corporation with whom or with which they are associated, without the approval of the Board, any property or business advantage either belonging to WFS, for which it has been negotiating, or which is otherwise in line with the general business pursuits of WFS. Each Director is also precluded from so acting even after their resignation where the resignation may fairly be said to have been prompted or influenced by a wish to acquire for themselves the opportunity sought by WFS, or where it was their position with WFS that led to the opportunity. A Director may not use his or her position as a Director to make a profit on any transaction even if it was not open to WFS to participate in the transaction. 13.0 SECURITIES TRADING AND INSIDER REPORTING Directors are insiders of WFS and, as such, must not use any material information to trade in securities or to assist others to trade in securities before the information is available to the public. Directors are required to comply with WFS's Insider Trading Policy (including the blackout periods and any required clearances for trading instituted under that policy) and all applicable laws. 14.0 ACCESS TO MANAGEMENT Directors will gain regular exposure to members of Executive Management at both formal Board meetings and in more informal settings such as Board dinners and strategic retreats. Any Director may, should they desire, consult with any member of management on an as-needed basis if they deem such a meeting or conversation necessary in carrying out their responsibilities and duties as Directors. Without restricting this right in any way, Directors will ensure that they will maintain the clear distinction between Board oversight functions and the responsibilities and duties of Executive Management and as such will not interfere with or usurp management responsibility and authority. 15.0 FINANCIAL STATEMENTS The Board has a duty to approve the annual financial statements of WFS and to submit the financial statements of WFS for the preceding year, together with the External Auditors' report thereon, to the shareholders at the annual general meeting of the shareholders of WFS.

63 | WESTPORT FUEL SYSTEMS INC. 2025 MANAGEMENT INFORMATION CIRCULAR The Board has delegated to the Audit Committee the primary responsibility to review and approve the quarterly financial statements and management discussion and analysis of WFS. The Audit Committee additionally has the primary responsibility to review and to recommend for Board approval the annual financial statements and management discussion and analysis of WFS. The Audit Committee is responsible for satisfying itself that management has developed and implemented appropriate programs and policies to provide assurance that all financial disclosures are in compliance with applicable regulatory requirements, provided that the Board as a whole shall in all cases approve the annual financial statements of WFS. 16.0 SHAREHOLDER MEETINGS The Board is required to call the annual general meeting of the shareholders within the periods required by applicable law and the applicable rules of the TSX and NASDAQ stock exchanges and may, at any time, call a special meeting of shareholders. The Board has a duty to call a special meeting of the shareholders to approve any matter that requires the approval of shareholders by special resolution. 17.0 DIRECTOR COMPENSATION The HRC Committee shall recommend for discussion and Board approval levels and forms of compensation for Directors, and shall work to ensure that such compensation realistically reflects the responsibilities and risk in being an effective WFS Director. In establishing such recommendation the HRC Committee will consider the following objectives: • Directors should be competitively compensated in relation to Directors of companies of similar size, complexity, geographic scope and other relevant measures; • Director compensation should align the interests of non-employee Directors with those of WFS shareholders by including a long term equity component, noting that the Board has adopted a compensation policy that excludes stock options for Directors; and • Compensation should recognize the extra work and responsibility taken on by Board Chair, Committee Chairs and members of committees. Notwithstanding any of the above, Directors who are also members of management or who are otherwise compensated by WFS will not receive additional compensation for serving on the Board in any capacity. WFS will reimburse Directors for all reasonable expenses incurred in attending meetings or otherwise acting on WFS business, pursuant to WFS's Expense Reimbursement Policy. 18.0 DIRECTORS' SHAREHOLDINGS In an effort to better align the interests of the Director with the common shareholders of WFS, each non-employee Director is required to hold a minimum of the number of WFS shares, or equity compensation grants exercisable for a number of shares, having a value equivalent to five times their cash annual retainer as of the date the Director was initially elected to the Board. New Directors will have a five-year grace period in order to meet this expectation. Once the established minimum standard has been met, so long as the Director holds that number of shares or awards exercisable for such number of shares, there is no obligation to "top up" if the value of that position falls below five times the annual cash retainer. 19.0 LOANS AND OTHER FINANCIAL TRANSACTIONS WITH DIRECTORS AND EXECUTIVE MANAGEMENT WFS shall be prohibited from making any loans to any of its Directors or Executive Management. For clarity, this prohibition is not meant to cover incidental instances where a Director or Executive Management may be in a position requiring repayment of expenses or taxes in the normal course of business, or employee payroll deductions. WFS has adopted an Anti-Hedging and Clawback Policy that, amongst other things, prohibits Executive Management and Directors from personally trading in WFS derivatives including hedging and monetization schemes involving WFS shares. Directors shall comply at all times with WFS's Anti-Hedging and Clawback Policy.

Section 6: Schedules & Attachments | Schedule A: Board of Directors' Charter WESTPORT FUEL SYSTEMS INC. 2025 MANAGEMENT INFORMATION CIRCULAR | 64 20.0 OTHER BOARD MEMBERSHIPS Unless approved by the Board Chair: • the CEO and other Executive Management are prohibited from accepting directorships of another public company; • Directors will not sit on the Boards of more than four public companies; • three or more WFS Directors are prohibited from sitting on another public company's board of directors together; and • the CEO and Board Chair will also not accept a position on the board of a company whose CEO is a WFS Director. 21.0 ANNUAL REVIEW OF CHARTER The NCG Committee shall annually review this Charter to ensure it is sufficient for assisting the Board in the exercise of its responsibilities in light of evolving circumstances and legal and regulatory requirements and with consideration having been given to best corporate governance practices, and shall recommend modifications to the Board as appropriate. 22.0 DIRECTOR ORIENTATION The NCG Committee shall oversee a director orientation program developed by Executive Management to familiarize new WFS Directors with the role of the Board and its committees and WFS's Strategic Plan, financial condition, core values including ethics, corporate governance practices, and other key policies and practices through a review of background material, meetings with management, and visits to facilities as appropriate. All new WFS Directors must participate in the director orientation program, which shall generally commence promptly after the meeting at which the new WFS Director is elected. The Board Chair or NCG Committee Chair shall participate in the director orientation. The Board also recognizes the importance of continuing education for its Directors and is committed to promoting such education in order to improve both Board and Committee performance in the exercise of their responsibilities, and has delegated primary responsibility for this to the NCG Committee. The NCG Committee shall make recommendations to the WFS Directors about their continuing education on subjects that would assist them in the exercise of their responsibilities. Continuing education may be provided in a variety of different forms, including through external or internal education programs as appropriate. 23.0 COMMITTEES From time to time, the Board may establish new committees or disband a current committee in light of evolving circumstances and legal and regulatory requirements and with consideration having been given to best corporate governance practices. These committees will report directly to the Board regarding committee activities, issues and related recommendations. The NCG Committee, working with the Board Chair, is responsible for recommending the assignment of Directors to the various committees, giving consideration to committee composition and requirements. Generally, the Board at its first meeting after the annual meeting of shareholders appoints the members of each Committee. The Board shall give consideration to the periodic rotation of committee membership as well as of the respective committee chairs (as part of the annual committee and chair appointment process or at such other times as the Board Chair sees fit). Each committee will perform an annual evaluation of its performance, including a review of its compliance with its committee charter as applicable, and the results of the committee's review shall be presented to the Board. The purpose of such review is to increase the overall effectiveness of the committee. On an annual basis, each of the standing Committees shall review its Charter and present any recommended modifications to the Board for approval. The NCG Committee, working with the Board Chair, performs an annual evaluation and review of the performance of the Board, its committees, and the Board Chair. The results of the evaluation and recommended improvements shall be presented to the Board. The qualifications and performance of all Board members shall be considered in connection with renomination and committee assignments. 24.0 NO RIGHTS CREATED This document is a statement of broad policies and is intended to be part of the Board's flexible governance framework. While this Charter should comply with all applicable law and WFS's constating documents, including its Articles and By-laws, this Charter does not create any legally binding obligations on the Board, any Board committee, any Director or WFS.

65 | WESTPORT FUEL SYSTEMS INC. 2025 MANAGEMENT INFORMATION CIRCULAR SCHEDULE “B” – Dissent Rights Reproduced below is the text of Section 191 of the Business Corporations Act (Alberta), which entitles Shareholders of the Corporation to dissent in respect of any of the resolutions described above. Shareholder's right to dissent 191(1) Subject to sections 192 and 242, a holder of shares of any class of a Company may dissent if the Company resolves to (a) amend its articles under section 173 or 174 to add, change or remove any provisions restricting or constraining the issue or transfer of shares of that class, (b) amend its articles under section 173 to add, change or remove any restrictions on the business or businesses that the Company may carry on, (b.1) amend its articles under section 173 to add or remove an express statement establishing the unlimited liability of shareholders as set out in section 15.2(1), (c) amalgamate with another Company, otherwise than under section 184 or 187, (d) be continued under the laws of another jurisdiction under section 189, or (e) sell, lease or exchange all or substantially all its property under section 190. (2) A holder of shares of any class or series of shares entitled to vote under section 176, other than section 176(1)(a), may dissent if the Company resolves to amend its articles in a manner described in that section. (3) In addition to any other right the shareholder may have, but subject to subsection (20), a shareholder entitled to dissent under this section and who complies with this section is entitled to be paid by the Company the fair value of the shares held by the shareholder in respect of which the shareholder dissents, determined as of the close of business on the last business day before the day on which the resolution from which the shareholder dissents was adopted. (4) A dissenting shareholder may only claim under this section with respect to all the shares of a class held by the shareholder or on behalf of any one beneficial owner and registered in the name of the dissenting shareholder. (5) A dissenting shareholder shall send to the Company a written objection to a resolution referred to in subsection (1) or (2) (a) at or before any meeting of shareholders at which the resolution is to be voted on, or (b) if the Company did not send notice to the shareholder of the purpose of the meeting or of the shareholder's right to dissent, within a reasonable time after the shareholder learns that the resolution was adopted and of the shareholder's right to dissent. (6) An application may be made to the Court after the adoption of a resolution referred to in subsection (1) or (2), (a) by the Company, or (b) by a shareholder if the shareholder has sent an objection to the Company under subsection (5), to fix the fair value in accordance with subsection (3) of the shares of a shareholder who dissents under this section, or to fix the time at which a shareholder of an unlimited liability Company who dissents under this section ceases to become liable for any new liability, act or default of the unlimited liability Company

Section 6: Schedules & Attachments | Schedule A: Board of Directors' Charter WESTPORT FUEL SYSTEMS INC. 2025 MANAGEMENT INFORMATION CIRCULAR | 66 (7) If an application is made under subsection (6), the Company shall, unless the Court otherwise orders, send to each dissenting shareholder a written offer to pay the shareholder an amount considered by the directors to be the fair value of the shares. (8) Unless the Court otherwise orders, an offer referred to in subsection (7) shall be sent to each dissenting shareholder (a) at least 10 days before the date on which the application is returnable, if the Company is the applicant, or (b) within 10 days after the Company is served with a copy of the application, if a shareholder is the applicant. (9) Every offer made under subsection (7) shall (a) be made on the same terms, and (b) contain or be accompanied with a statement showing how the fair value was determined. (10) A dissenting shareholder may make an agreement with the Company for the purchase of the shareholder's shares by the Company, in the amount of the Company's offer under subsection (7) or otherwise, at any time before the Court pronounces an order fixing the fair value of the shares. (11) A dissenting shareholder (a) is not required to give security for costs in respect of an application under subsection (6), and (b) except in special circumstances must not be required to pay the costs of the application or appraisal. (12) In connection with an application under subsection (6), the Court may give directions for (a) joining as parties all dissenting shareholders whose shares have not been purchased by the Company and for the representation of dissenting shareholders who, in the opinion of the Court, are in need of representation, (b) the trial of issues and interlocutory matters, including pleadings and questioning under Part 5 of the Alberta Rules of Court, (c) the payment to the shareholder of all or part of the sum offered by the Company for the shares, (d) the deposit of the share certificates with the Court or with the Company or its transfer agent, (e) the appointment and payment of independent appraisers, and the procedures to be followed by them, (f) the service of documents, and (g) the burden of proof on the parties. (13) On an application under subsection (6), the Court shall make an order (a) fixing the fair value of the shares in accordance with subsection (3) of all dissenting shareholders who are parties to the application, (b) giving judgment in that amount against the Company and in favour of each of those dissenting shareholders, (c) fixing the time within which the Company must pay that amount to a shareholder, and (d) fixing the time at which a dissenting shareholder of an unlimited liability Company ceases to become liable for any new liability, act or default of the unlimited liability Company.

67 | WESTPORT FUEL SYSTEMS INC. 2025 MANAGEMENT INFORMATION CIRCULAR (14) On (a) the action approved by the resolution from which the shareholder dissents becoming effective, (b) the making of an agreement under subsection (10) between the Company and the dissenting shareholder as to the payment to be made by the Company for the shareholder's shares, whether by the acceptance of the Company's offer under subsection (7) or otherwise, or (c) the pronouncement of an order under subsection (13), whichever first occurs, the shareholder ceases to have any rights as a shareholder other than the right to be paid the fair value of the shareholder's shares in the amount agreed to between the Company and the shareholder or in the amount of the judgment, as the case may be. (15) Subsection (14)(a) does not apply to a shareholder referred to in subsection (5)(b). (16) Until one of the events mentioned in subsection (14) occurs, (a) the shareholder may withdraw the shareholder's dissent, or (b) the Company may rescind the resolution, and in either event proceedings under this section shall be discontinued. (17) The Court may in its discretion allow a reasonable rate of interest on the amount payable to each dissenting shareholder, from the date on which the shareholder ceases to have any rights as a shareholder by reason of subsection (14) until the date of payment. (18) If subsection (20) applies, the Company shall, within 10 days after (a) the pronouncement of an order under subsection (13), or (b) the making of an agreement between the shareholder and the Company as to the payment to be made for the shareholder's shares, notify each dissenting shareholder that it is unable lawfully to pay dissenting shareholders for their shares. (19) Notwithstanding that a judgment has been given in favour of a dissenting shareholder under subsection (13)(b), if subsection (20) applies, the dissenting shareholder, by written notice delivered to the Company within 30 days after receiving the notice under subsection (18), may withdraw the shareholder's notice of objection, in which case the Company is deemed to consent to the withdrawal and the shareholder is reinstated to the shareholder's full rights as a shareholder, failing which the shareholder retains a status as a claimant against the Company, to be paid as soon as the Company is lawfully able to do so or, in a liquidation, to be ranked subordinate to the rights of creditors of the Company but in priority to its shareholders. (20) A Company shall not make a payment to a dissenting shareholder under this section if there are reasonable grounds for believing that (a) the Company is or would after the payment be unable to pay its liabilities as they become due, or (b) the realizable value of the Company's assets would by reason of the payment be less than the aggregate of its liabilities.

Section 6: Schedules & Attachments | Schedule A: Board of Directors' Charter

SCHEDULE "C" – Segment Financial Information

Segment earnings or losses before income taxes, interest, depreciation, and amortization ("Segment EBITDA") is the measure of segment profitability used by the Company. The accounting policies of our reportable segments are the same as those applied in our consolidated financial statements. Management prepared the financial results of the Company's reportable segments on basis that is consistent with the manner in which Management internally disaggregates financial information to assist in making internal operating decisions. Certain common costs and expenses were allocated among segments and presented differently than the Company would for stand-alone financial information prepared in accordance with GAAP. These include certain costs and expenses of shared services, such as IT, human resources, legal, finance and supply chain management. Segment EBITDA is not defined under US GAAP and may not be comparable to similarly titled measures used by other companies and should not be considered a substitute for net earnings or other results reported in accordance with GAAP.

	Year ended December 31, 2024				
In millions of U.S. dollars	Light-Duty	High-Pressure Controls & Systems	Heavy-Duty OEM	Cespira	Total Segment
Revenue	$ 262.2	$ 8.8	$ 31.3	$ 43.1	$ 345.4
Cost of revenue	206.8	7.3	30.6	42.6	287.3
Gross profit	55.4	1.5	0.7	0.5	58.1
Operating expenses:					
Research & development	13.0	4.4	4.2	4.7	26.3
General & administrative	19.2	1.0	3.1	5.6	28.9
Sales & marketing	9.9	0.7	0.9	1.0	12.5
Depreciation & amortization	2.6	0.3	0.1	1.7	4.7
Equity income	1.3	—	—	—	1.3
Add back: Depreciation & amortization1	6.4	0.5	1.4	3.8	12.1
Segment EBITDA	$ 18.4	$ (4.4)	$ (6.2)	$ (8.7)	$ (0.9)

	Year ended December 31, 2023			
In millions of U.S. dollars	Light-Duty	High-Pressure Controls & Systems	Heavy-Duty OEM	Total Segment
Revenue	$ 263.6	$ 12.0	$ 56.2	$ 331.8
Cost of revenue	214.5	9.2	59.2	282.9
Gross profit	49.1	2.8	(3.0)	48.9
Operating expenses:				
Research & development	13.1	3.6	9.3	26.0
General & administrative	21.6	1.3	6.4	29.4
Sales & marketing	10.6	0.7	2.9	14.1
Depreciation & amortization	3.2	0.2	0.4	3.8
Equity income (note 8)	0.8	—	—	0.8
Add back: Depreciation & amortization1	6.7	0.4	4.9	11.9
Segment EBITDA	$ 8.1	$ (2.6)	$ (17.1)	$ (11.6)

WESTPORT FUEL SYSTEMS INC. 2025 MANAGEMENT INFORMATION CIRCULAR | 68

69 | WESTPORT FUEL SYSTEMS INC. 2025 MANAGEMENT INFORMATION CIRCULAR Reconciliations of Segment Financial Information to Consolidated Statements of Operations: Year ended December 31, 2024 In millions of U.S. dollars Total Segment Less: Cespira Add: Corporate & unallocated Total Consolidated Revenue $ 345.4 $ 43.1 $ — $ 302.3 Cost of revenue 287.3 42.6 — 244.7 Gross profit 58.1 0.5 — 57.6 Operating expenses: Research & development 26.3 4.7 — 21.6 General & administrative 28.9 5.6 14.4 37.7 Sales & marketing 12.5 1.0 1.2 12.7 Depreciation & amortization 4.7 1.7 0.4 3.4 Equity income (loss) 1.3 — (6.7) (5.4) Year ended December 31, 2023 In millions of U.S. dollars Total Segment Add: Corporate & unallocated Total Consolidated Revenue $ 331.8 $ — $ 331.8 Cost of revenue 282.9 — 282.9 Gross profit 48.9 — 48.9 Operating expenses: Research & development 26.0 — 26.0 General & administrative 29.4 14.8 44.2 Sales & marketing 14.1 2.2 16.3 Depreciation & amortization 3.8 0.5 4.3 Equity income 0.8 — 0.8 Reconciliation of Segment EBITDA to Loss before income taxes Years ended December 31, 2024 2023 Total Segment EBITDA $ (0.9) $ (11.6) Adjustments: Depreciation & amortization 8.7 12.5 Cespira's Segment EBITDA (8.7) — Cespira's equity loss 6.7 — Corporate and unallocated operating expenses 15.6 17.0 Foreign exchange loss 6.2 4.0 Loss on sale of assets 0.7 — Gain on deconsolidation (15.2) — Loss on sale of investment 0.4 — Impairment of long-term investment — 0.4 Loss on extinguishment of royalty payable — 2.9 Interest on long-term debt and accretion of royalty payable 2.8 3.0 Interest and other income, net of bank charges (1.2) (2.7) Loss before income taxes $ (16.9) $ (48.7)

Section 6: Schedules & Attachments | Schedule A: Board of Directors' Charter WESTPORT FUEL SYSTEMS INC. 2025 MANAGEMENT INFORMATION CIRCULAR | 70 Total assets as reported on the Consolidated Balance Sheet allocated by segment: Years ended December 31, In millions of U.S. dollars 2024 2023 Light-Duty $ 202.8 $ 234.7 High-Pressure Controls & Systems 8.4 9.4 Heavy-Duty OEM 9.1 84.8 Corporate and unallocated 71.3 26.8 Total consolidated assets $ 291.6 $ 355.7

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